 Exhibit 99.1

Second Quarter Report 2026

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
This Management’s Discussion and Analysis (“MD&A”) dated July 29, 2026 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2026 (the “Second Quarter Financial Statements”) prepared in accordance with International Financial Reporting Standards (“IFRS® Accounting Standards”), International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with the Company’s annual Management’s Discussion and Analysis (“Annual MD&A”) and annual consolidated financial statements prepared in accordance with IFRS Accounting Standards (“Annual Financial Statements”). The Second Quarter Financial Statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“C$”), Australian dollars (“A$”) or European Union euros (“Euros” or “€”). Additional information relating to the Company is included in the Company’s Annual Information Form for the year ended December 31, 2025 (the “AIF”). The AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators’ (the “CSA”) SEDAR+ website at www.sedarplus.ca and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2025 (the “Form 40-F”) filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov/edgar.
Certain statements contained in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See Forward-Looking Statements in this MD&A.
This MD&A discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce” (also referred to as “AISC per ounce”), “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “earnings before interest, taxes, depreciation and amortization” (also referred to as “EBITDA”), “adjusted earnings before interest, taxes, depreciation and amortization” (also referred to as “adjusted EBITDA”), “free cash flow”, “free cash flow before changes in non-cash components of working capital”, “net cash (debt)”, “sustaining capital expenditures”, “sustaining capitalized exploration”, “development capital expenditures” and “development capitalized exploration” that are not standardized measures under IFRS Accounting Standards. These measures and ratios may not be comparable to similar measures or ratios reported by other gold producers. Each of “total cash costs per ounce” and “all-in sustaining costs per ounce” are reported on a per ounce of gold produced basis and, unless otherwise indicated, are reported on a by-product basis (deducting the impact of by-product metals from production costs). Minesite costs per tonne is reported on a per tonne of ore milled basis. For periods commencing on or after January 1, 2026, the Company revised the composition of its non-GAAP performance measures “total cash costs per ounce”, “all-in sustaining costs per ounce” and “minesite costs per tonne”. These changes affect only these non-GAAP measures where the measure includes results from Meadowbank (that is, Meadowbank, the Nunavut region and the consolidated costs of the Company). For the Company’s other mines and regions, the revised composition does not affect the quantum of these non-GAAP measures. For further information regarding these changes, please see “Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce and Minesite Costs per Tonne”. For reconciliation of each of these measures to the most directly comparable financial information presented in the Company’s Second Quarter Financial Statements prepared in accordance with IFRS Accounting Standards, and for a discussion of the composition and usefulness of these measures, see Non-GAAP Financial Performance Measures in this MD&A.
This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. These estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to below under Non-GAAP Financial Performance Measures, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS Accounting Standards measure.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.
Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining operations at the LaRonde Zone 5 mine (“LZ5”). The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Meadowbank complex consists of the mining, milling and processing operations at the Meadowbank mine and the mining operations at the Amaruq open pit and underground mines. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine (“Akasaba West”). References to other operations are to the relevant mines, projects or properties, as applicable.
Meaning of “include” “including” and “such as”: When used in this MD&A the terms “include”, “including” and “such as” mean including and such as, without limitation, respectively.
Business Overview
Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.
Agnico Eagle’s operating mines, exploration and development projects are located in what the Company believes to be politically stable countries that are generally supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its current mines and projects have long-term mining potential. Agnico Eagle earns substantially all of its revenue and cash flow from the production and sale of gold in both doré bar and concentrate form.
Recent Developments
Acquisition of Properties in the Central Lapland Greenstone Belt
On April 20, 2026, the Company announced that it had entered into definitive agreements to acquire certain properties in the Central Lapland Greenstone Belt of Northern Finland (the “Central Lapland properties”) in three separate transactions: (i) the acquisition of all of the issued and outstanding shares of Rupert Resources Ltd. (“Rupert”); (ii) the acquisition of all of the issued and outstanding shares of Aurion Resources Ltd. (“Aurion”); and (iii) the acquisition of a 70% interest in FinGold Ventures Ltd. (the “FinGold JV”) held by B2Gold Corp. (“B2Gold”), which together with the 30% interest held by Aurion, would result in Agnico Eagle owning a 100% ownership interest in the FinGold JV.
On April 22, 2026, the Company acquired B2Gold’s 70% interest of FinGold JV for cash consideration of $325.0 million.
On June 15, 2026, the Company acquired all of the outstanding common shares of Aurion (the “Aurion Shares”), other than the Aurion Shares then held by Agnico Eagle, by way of plan of arrangement (the “Aurion Transaction”). Pursuant to the Aurion Transaction, each Aurion Share was acquired for C$2.60 in cash.
On June 16, 2026, the Company acquired all of the outstanding common shares of Rupert (the “Rupert Shares”), other than the Rupert Shares then held by Agnico Eagle, by way of plan of arrangement (the “Rupert Transaction”). Pursuant to the Rupert Transaction, each Rupert Share was exchanged for: (i) 0.0401 of a

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
common share of Agnico Eagle (“Agnico Shares”); and (ii) contingent consideration with a value of up to C$3.00 per share in the form of a contingent value right upon the achievement of specified milestones related to Rupert’s properties.
These transactions resulted in the acquisition and consolidation of an approximately 2,492 km² land package in the Central Lapland Greenstone Belt, including the Ikkari gold project and a portfolio of exploration properties located near the Company’s Kittila mine, significantly enhancing its regional development and exploration opportunities.
Normal Course Issuer Bid
In May 2026, the Company received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid (the “NCIB”) pursuant to which the Company may purchase up to a maximum of 5% of its issued and outstanding common shares. The Company has authorized the acquisition of an aggregate of $2.0 billion of its common shares under the NCIB. Under the NCIB, the Company may purchase its common shares for cancellation during the period commencing on May 6, 2026 and ending on May 5, 2027. The Company intends to repurchase its common shares through the facilities of the TSX, the New York Stock Exchange (“NYSE”) or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled.
Under the Company’s prior NCIB, which commenced on May 4, 2025 and ended on May 3, 2026, the Company purchased a total of 25,174,240 common shares, of which 4,472,799 were purchased through the facilities of the TSX and NYSE at a weighted-average price of approximately $162.83 (excluding commissions) per common share.
Hope Bay Investment Decision
In May 2026, the Company announced a positive investment decision for its Hope Bay project. Following significant exploration success in recent years, the Company has completed a preliminary economic assessment envisioning an underground mining operation supported by a 6,000 tonnes per day processing facility with estimated annual gold production of between 400,000 and 435,000 ounces over an initial 11-year mine life. See Notes to Investors Regarding Certain Project Evaluations.
The project also offers significant long-term growth potential, supported by ongoing exploration across the highly prospective 80-kilometre greenstone belt extending from the Doris mine to the Boston deposit. Construction activities to support project redevelopment continued through the quarter, including the upgrade of surface infrastructure and development of the exploration ramp at Naartok East and at Patch 7. Planning and procurement activities also progressed as scheduled in preparation for the upcoming sealift season. At the Boston deposit, the Company started its first exploration drilling program since acquiring the Hope Bay project in 2021, with approximately 6,500 metres expected to be drilled by the end of 2026.
Barnat Pit Rock Mass Movement at Canadian Malartic
On July 1, 2026, a rock mass movement occurred along the north wall of the Barnat open pit at the Canadian Malartic complex in Quebec, Canada. There were no injuries, equipment damage or environmental impact as a result of the event. As a precautionary measure, the Company has temporarily suspended mining operations in the Barnat open pit. Remediation work is expected to be completed in the third quarter of 2026, with mining activities anticipated to resume in the fourth quarter of 2026.
During the suspension of in-pit mining operations, the Canadian Malartic processing plant has been supplied with low-grade ore from existing stockpiles in place of planned Barnat ore feed. This approach is expected to help mitigate the near-term impact on production. As reported on July 2, 2026, the expected impact of this

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
event is a reduction of gold production at Canadian Malartic by 60,000 to 80,000 ounces in the second half of 2026 and by up to 150,000 ounces in each of 2027 and 2028.
Reflecting the lower production levels and remediation costs, total cash costs per ounce at Canadian Malartic are now expected to be approximately $1,260 for full year 2026, compared with prior guidance of $1,187.
Guidance update
For the full year 2026, expected payable gold production remains at the low end of the range of 3.3 to 3.5 million ounces, reflecting the redesign of the Barnat open pit at Canadian Malartic that contemplates reduced production following the rock mass movement reported on July 2, 2026. Estimated full year total cash costs per ounce and AISC per ounce guidance for 2026 remains unchanged at $1,020 to $1,120 and $1,400 to $1,550, respectively.
Total capital expenditures for 2026 (excluding capitalized exploration) are now expected to be between $2.6 billion and $2.8 billion, compared with previous guidance of $2.2 billion to $2.4 billion, reflecting the approval of construction activities at Hope Bay announced on May 19, 2026. Capitalized exploration guidance for 2026 remains unchanged at $290.0 million to $330.0 million.
Cost Considerations Related to Current Market Uncertainty
The Company does not currently anticipate any significant risk of disruption to fuel, consumables or parts supplies across its operations and anticipates that any volatility of fuel and commodity prices and currency exchange rates from ongoing geopolitical uncertainty will be captured within its 2026 cost guidance ranges.
Tariffs
The international trade disputes set in motion in February 2025 by US tariffs, retaliatory tariffs and other actions remain fluid. The Company continues to believe that its revenue structure will be largely unaffected by the tariffs as its gold production is mostly refined in Canada, Australia or Europe. Accordingly, the cost guidance provided in this MD&A does not include any potential impact from such tariffs or trade disputes. The Company continues to monitor its exposure to the tariffs and trade disputes and its alternatives to inputs sourced from suppliers that are or may become subject to the tariffs or other trade disputes.
Financial and Operating Results
Consolidated Operating Results
Three Months Ended June 30, 2026 vs. Three Months Ended June 30, 2025
Agnico Eagle reported net income of $1,600.5 million, or $3.19 per share, in the second quarter of 2026, compared with net income of $1,068.7 million, or $2.13 per share, in the second quarter of 2025.
Agnico Eagle reported adjusted net income1 of $1,540.7 million, or $3.07 per share1, in the second quarter of 2026, compared with adjusted net income of $975.8 million, or $1.94 per share, in the second quarter of 2025. Agnico Eagle reported EBITDA1 of $2,762.2 million in the second quarter of 2026 compared with $2,021.0 million in the second quarter of 2025. Adjusted EBITDA1 increased in the second quarter of 2026 to $2,737.6 million compared to $1,913.8 million in the second quarter of 2025. The Company reported higher adjusted net income, EBITDA and adjusted EBITDA primarily due to higher operating margins in the current period.

1
Adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, free cash flow and free cash flow before changes in non-cash components of working capital are non-GAAP measures or ratios that are not standardized financial measures under IFRS Accounting Standards. For reconciliation of these measures to the most directly comparable financial measure under IFRS Accounting Standards and a discussion of their composition and usefulness, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
In the second quarter of 2026, operating margin (defined as revenues from mining operations less production costs) increased by 40.6% to $2,849.1 million, compared with $2,026.9 million in the second quarter of 2025, primarily due to a 35.0% increase in revenues from mining operations. This increase was partially offset by higher production costs, mainly reflecting increased royalty expenses, which are included in production costs and vary directly with gold prices. The increase in revenue was primarily attributable to a 36.3% increase in the realized gold price compared with the prior-year period. This was partially offset by a 1.3% decrease in sales volume, reflecting lower sales volumes from Canadian Malartic, LaRonde and Macassa, partially offset by higher sales volumes from Detour Lake. The average realized gold price in the second quarter of 2026 was $4,483 per ounce, compared to $3,288 per ounce in the second quarter of 2025, resulting in increased revenues from mining operations and higher royalty costs in the current period.
Gold production decreased to 855,816 ounces in the second quarter of 2026 compared with 866,029 ounces in the second quarter of 2025, primarily due to decreased production at Canadian Malartic and LaRonde, partially offset by increased production at Detour Lake.
Cash provided by operating activities increased to $2,144.1 million in the second quarter of 2026 compared with $1,845.5 million in the second quarter of 2025, primarily due to higher operating margin, partially offset by unfavourable movements in working capital between periods.
Free cash flow1 increased to $1,334.9 million in the second quarter of 2026 compared with $1,305.0 million in the second quarter of 2025, primarily due to a higher operating margin between periods, partially offset by unfavourable movements in working capital between periods. Free cash flow before changes in non-cash components of working capital1 increased to $1,302.9 million in the second quarter of 2026 compared with $791.6 million in the second quarter of 2025, primarily due to a higher operating margin.
Six Months Ended June 30, 2026 vs. Six Months Ended June 30, 2025
Agnico Eagle reported net income of $3,295.9 million, or $6.58 per share, in the first six months of 2026, compared with net income of $1,883.4 million, or $3.75 per share, in the first six months of 2025.
Agnico Eagle reported adjusted net income of $3,246.4 million, or $6.48 per share, in the first six months of 2026, compared with adjusted net income of $1,745.9 million, or $3.47 per share, in the first six months of 2025. Agnico Eagle reported EBITDA of $5,757.8 million in the first six months of 2026 compared with $3,654.8 million in the first six months of 2025. Adjusted EBITDA in the first six months of 2026 increased to $5,748.4 million compared to $3,503.7 million in the first six months of 2025. The Company reported higher adjusted net income, EBITDA and adjusted EBITDA primarily due to a higher operating margin in the current period.
In the first six months of 2026, operating margin increased by 60.8% to $5,993.1 million, compared with $3,727.4 million in the first six months of 2025, primarily due to a 49.5% increase in revenues from mining operations. This increase was partially offset by higher production costs, mainly reflecting increased royalty expenses, which are included in production costs and vary directly with gold prices. The increase in revenue was primarily attributable to a 51.2% increase in the realized gold price compared with the prior-year period. This was partially offset by a 1.5% decrease in sales volume, reflecting lower sales volumes from Macassa, Meadowbank and LaRonde, partially offset by higher sales volume from Detour Lake. The average realized gold price in the first six months of 2026 was $4,672 per ounce, compared to $3,090 per ounce in the first six months of 2025, resulting in increased revenues from mining operations and higher royalty costs in the current period.

1
Adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, free cash flow and free cash flow before changes in non-cash components of working capital are non-GAAP measures or ratios that are not standardized financial measures under IFRS Accounting Standards. For reconciliation of these measures to the most directly comparable financial measure under IFRS Accounting Standards and a discussion of their composition and usefulness, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
Gold production decreased to 1,680,925 ounces in the first six months of 2026, compared with 1,739,823 ounces in the first six months of 2025, primarily due to decreased production at Macassa, Canadian Malartic, Meadowbank, and LaRonde, partially offset by increased production at Detour Lake.
Cash provided by operating activities increased to $3,490.0 million in the first six months of 2026 compared with $2,889.7 million in the first six months of 2025, primarily due to a higher operating margin, partially offset by unfavourable movements in working capital between periods.
Free cash flow increased to $2,067.0 million in the first six months of 2026 compared with $1,899.1 million in the first six months of 2025. Free cash flow before changes in non-cash components of working capital increased to $2,920.6 million in the first six months of 2026 compared with $1,550.9 million in the first six months of 2025. The Company reported higher free cash flow and higher free cash flow before changes in non-cash components of working capital due to the same reasons discussed above for the second quarter comparison.
The table below sets out variances in the key drivers of net income for the three and six months ended June 30, 2026, compared with the three and six months ended June 30, 2025:
(millions of United States dollars)	Three Months Ended June 30, 2026 vs. Three Months Ended June 30, 2025	Six Months Ended June 30, 2026 vs. Six Months Ended June 30, 2025
Increase in revenues from mining operations	$986.7	$2,618.1
Increase in production costs due to effects of foreign currencies	(8.4)	(43.6)
Increase in production costs	(156.2)	(308.8)
Increase in amortization of property, plant and mine development	(46.3)	(49.8)
Increase in exploration and corporate development expenses	(9.4)	(20.2)
Increase in general and administrative expenses	(0.1)	(17.2)
Decrease in finance costs	11.4	18.1
Change in derivative financial instruments	(206.6)	(270.8)
Change in non-cash foreign exchange translation	(31.7)	(31.0)
Decrease (increase) in care and maintenance	0.4	(8.3)
Change in gain on sale of investments	155.3	155.3
Decrease in other income and expenses	11.1	29.5
Increase in income and mining taxes	(174.5)	(658.8)
Total net income variance	$531.7	$1,412.5
Three Months Ended June 30, 2026 vs. Three Months Ended June 30, 2025
Revenues from mining operations increased to $3,802.8 million in the second quarter of 2026, compared with $2,816.1 million in the second quarter of 2025, primarily due to a 36.3% increase in realized gold prices, partially offset by lower sales volume from Canadian Malartic, Macassa and LaRonde, partially offset by higher sales volume from Detour Lake.
Production costs were $953.8 million in the second quarter of 2026, a 20.9% increase compared with $789.2 million in the second quarter of 2025. Higher royalty expenses, which increased in line with stronger gold prices, contributed to higher production costs across all operations.
Total cash costs per ounce2 increased to $1,054 on a by-product basis and $1,129 on a co-product basis in the second quarter of 2026, compared with $925 on a by-product basis and $971 on a co-product basis in the

2
Total cash costs per ounce is a non-GAAP measure that is not a standardized financial measure under IFRS Accounting Standards. For a reconciliation of this measure on a by-product and co-product basis to production costs and a discussion of the composition and usefulness of this measure, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
second quarter of 2025, primarily due to higher cash costs at Meadowbank, Canadian Malartic and Macassa, partially offset by lower cash costs at Detour Lake. For further details on the cost variances by site, see Minesite Operating Results.
Amortization of property, plant and mine development increased by $46.3 million to $423.3 million between the second quarter of 2025 and the second quarter of 2026 as higher amortization at Macassa, Canadian Malartic and LaRonde was partially offset by lower amortization at Meliadine.
Loss on derivative financial instruments amounted to $81.4 million during the second quarter of 2026, compared with a gain of $125.3 million during the second quarter of 2025, primarily due to unrealized losses on the Company’s currency derivatives arising from unfavourable movements in foreign exchange rates between periods.
A foreign currency translation loss of $20.1 million was recorded during the second quarter of 2026, compared with a gain of $11.6 million during the second quarter of 2025, primarily due to the translation impact on the Company’s net monetary assets denominated in foreign currencies between periods.
Gain on sale of investments amounted to $155.3 million during the second quarter of 2026, which is primarily due to a $153.7 million gain on the sale of the Company’s 55.0% ownership interest in Gunnarn Mining AB.
Other income and expenses decreased to $5.9 million of expenses during the second quarter of 2026, compared with $17.1 million of expenses during the second quarter of 2025, primarily due to an increase in interest income in the current period.
In the second quarter of 2026, the Company recorded income and mining taxes expense of $722.4 million on income before income and mining taxes of $2,322.9 million, resulting in an effective tax rate of 31.1%. In the second quarter of 2025, the Company recorded income and mining taxes expense of $547.9 million on income before income and mining taxes of $1,616.6 million, resulting in an effective tax rate of 33.9%. The decrease in the effective tax rate between the second quarter of 2026 and the second quarter of 2025 is primarily due to a higher proportion of accounting income that is not subject to taxation in the second quarter of 2026 compared to the second quarter of 2025.
There are several factors that can significantly affect the Company’s effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company’s operating jurisdictions. As a result of these factors, the Company’s effective tax rate is expected to fluctuate significantly in future periods.
Six Months Ended June 30, 2026 vs. Six Months Ended June 30, 2025
Revenues from mining operations increased to $7,902.4 million during the six months ended June 30, 2026, compared with $5,284.3 million in the six months ended June 30, 2025, primarily due to a 51.2% increase in realized gold prices, partially offset by lower sales volume. The lower sales volume from Macassa, Meadowbank and LaRonde was partially offset by higher sales volume from Detour Lake.
Production costs were $1,909.3 million in the six months ended June 30, 2026, a 22.6% increase compared with $1,556.9 million in the six months ended June 30, 2025, as overall production costs at all sites were affected by higher royalty costs resulting from higher gold prices.
Total cash costs per ounce increased to $1,073 on a by-product basis and $1,153 on a co-product basis in the six months ended June 30, 2026, compared with $910 on a by-product basis and $954 on a co-product basis in the six months ended June 30, 2025, primarily due to higher cash costs at Meadowbank, Macassa, Canadian Malartic and LaRonde, partially offset by lower cash costs at Detour Lake. For further details on the cost variances by site, see Minesite Operating Results in this MD&A.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
Amortization of property, plant and mine development increased by $49.8 million to $843.5 million between the six months ended June 30, 2025 and the six months ended June 30, 2026, primarily due to higher amortization at Detour Lake, LaRonde, Pinos Altos and Macassa partially offset by lower amortization at Meliadine.
General and administrative expenses increased to $135.8 million during the six months ended June 30, 2026, compared with $118.6 million during the six months ended June 30, 2025, primarily due to an increase in employee compensation costs as a result of the effect of the share price appreciation between periods on stock-based compensation expenses.
Finance costs decreased to $31.8 million during the six months ended June 30, 2026, compared with $49.9 million during the six months ended June 30, 2025, primarily due to repayments of the Company’s long term debt between periods.
Loss on derivative financial instruments amounted to $76.7 million during the six months ended June 30, 2026, compared with a gain of $194.1 million during the six months ended June 30, 2025, primarily due to unrealized losses on the Company’s currency derivatives arising from unfavourable movements in foreign exchange rates between periods.
A foreign currency translation loss of $19.4 million was recorded during the six months ended June 30, 2026, compared with a gain of $11.6 million during the six months ended June 30, 2025, primarily due to the translation impact on the Company’s net monetary assets denominated in foreign currencies between periods.
Gain on sale of investments amounted to $155.3 million during the six months ended June 30, 2026, which is primarily due to a $153.7 million gain on the sale of the Company’s 55.0% ownership interest in Gunnarn Mining AB.
Other income and expenses decreased to $6.7 million of expenses during the six months ended June 30, 2026 compared with an expense of $36.3 million during the six months ended June 30, 2025, primarily due to an increase in interest income in the current period.
In the six months ended June 30, 2026, the Company recorded income and mining taxes expense of $1,586.6 million on income before income and mining taxes of $4,882.5 million, resulting in an effective tax rate of 32.5%. During the six months ended June 30, 2025, the Company recorded income and mining taxes expense of $927.7 million on income before income and mining taxes of $2,811.2 million, resulting in an effective tax rate of 33.0%. The decrease in the effective tax rate between the six months ended June 30, 2026 and the six months ended June 30, 2025 is primarily due to a higher proportion of accounting income that is not subject to taxation in the first six months of 2026 compared to the first six months of 2025.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
Minesite Operating Results
LaRonde
	Three Months Ended June 30,				Six Months Ended June 30,
LaRonde — Operating Statistics*	2026		2025		2026		2025
Tonnes of ore milled (thousands of tonnes)		713		674		1,489		1,349
Tonnes of ore milled per day		7,835		7,407		8,227		7,453
Gold grade (g/t)		3.80		4.47		3.67		4.50
Gold production (ounces)		81,261		91,252		162,857		182,743
Production costs per tonne (C$)	C$	219	C$	172	C$	186	C$	178
Minesite costs per tonne (C$)	C$	183	C$	166	C$	179	C$	166
Production costs per ounce		$1,390		$918		$1,234		$932
Total cash costs per ounce		$953		$807		$990		$776

*
The statistics above include operations at the LaRonde mine and LZ5.

Gold production
Second Quarter of 2026 — Gold production at the LaRonde complex decreased by 10.9% to 81,261 ounces in the second quarter of 2026 when compared with 91,252 ounces in the second quarter of 2025, primarily due to lower grades from the mining sequence at the LaRonde mine, partially offset by higher throughput.
First Six Months of 2026 — Gold production at the LaRonde complex decreased by 10.9% to 162,857 ounces in the first six months of 2026 when compared with 182,743 ounces in the first six months of 2025, primarily due to lower grades from the mining sequence at the LaRonde mine, partially offset by higher throughput.
Production costs
Second Quarter of 2026 — Production costs at the LaRonde complex were $112.9 million in the second quarter of 2026, an increase of 34.9% compared with production costs of $83.7 million in the second quarter of 2025, primarily due to the timing of inventory sales and higher underground mining, milling and royalty costs.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs in the current period, partially offset by a higher volume milled. Production costs per ounce increased when compared to the prior-year for the same reasons outlined above for higher production costs combined with lower gold production in the current period.
First Six Months of 2026 — Production costs at the LaRonde complex were $200.9 million in the first six months of 2026, an increase of 17.9% compared with production costs of $170.4 million in the first six months of 2025, primarily due to higher underground mining costs, milling and royalty costs and consumption of stockpiles, partially offset by timing of inventory sales in the current period. The consumption of stockpiles results in increased re-handling costs, which increases production costs.
Production costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above for higher production costs in the current period, partially offset by higher volume milled. Production costs per ounce increased when compared to the prior-year for the same reasons outlined above for higher production costs combined with lower gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to higher underground mining, milling and royalty costs, partially offset by the higher volume of

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
ore processed in the current period. Total cash costs per ounce increased when compared to the prior-year due to the lower gold production and the higher minesite costs per tonne in the current period.
First Six Months of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to higher underground mining costs, milling and royalty costs and consumption of stockpiles, partially offset by the higher volume of ore processed in the current period. Total cash costs per ounce increased when compared to the prior-year period primarily due to lower gold production and higher minesite costs per tonne in the current period.
Canadian Malartic
	Three Months Ended June 30,				Six Months Ended June 30,
Canadian Malartic — Operating Statistics	2026		2025		2026		2025
Tonnes of ore milled (thousands of tonnes)		4,387		4,963		9,094		9,828
Tonnes of ore milled per day		48,209		54,538		50,243		54,298
Gold grade (g/t)		1.06		1.17		1.13		1.14
Gold production (ounces)		135,243		172,531		301,459		332,304
Production costs per tonne (C$)	C$	40	C$	32	C$	39	C$	33
Minesite costs per tonne (C$)	C$	52	C$	42	C$	51	C$	43
Production costs per ounce		$933		$669		$850		$706
Total cash costs per ounce		$1,185		$876		$1,082		$900
On July 1, 2026, a rock mass movement occurred along the north wall of the Barnat open pit as previously disclosed in the news release dated July 2, 2026. As a precautionary measure, the Company temporarily suspended mining operations in the Barnat pit, while completing geotechnical assessments and implementing remediation measures to support the safe and orderly resumption of mining activities. Remediation work is expected to be completed in the third quarter of 2026, with mining activities anticipated to resume in the fourth quarter of 2026. The incident did not impact the Company’s second quarter of 2026 operating or financial results.
Gold production
Second Quarter of 2026 — At Canadian Malartic, gold production decreased by 21.6% to 135,243 ounces in the second quarter of 2026 compared with 172,531 ounces in the second quarter of 2025, primarily due to lower throughput from an unplanned shutdown during the month of April and lower gold grades.
First Six Months of 2026 — At Canadian Malartic, gold production decreased by 9.3% to 301,459 ounces in the first six months of 2026 compared with 332,304 ounces in the first six months of 2025, primarily due to lower throughput.
Production costs
Second Quarter of 2026 — Production costs at Canadian Malartic were $126.2 million in the second quarter of 2026, an increase of 9.4% compared with production costs of $115.4 million in the second quarter of 2025, primarily due to the consumption of stockpiles, higher royalty costs and timing of inventory sales, partially offset by lower open pit mining costs.
Production costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above for the higher production costs combined with lower volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs combined with lower gold production in the current period.
First Six Months of 2026 — Production costs at Canadian Malartic were $256.1 million in the first six months of 2026, an increase of 9.1% compared with production costs of $234.7 million in the first six months of 2025,

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
primarily due to higher milling costs, consumption of stockpile inventory, timing of inventory sales and higher royalty costs, partially offset by lower open pit mining costs.
Production costs per tonne increased as compared to the prior-year period primarily due to the same reasons outlined above for the higher production costs combined with lower volume of ore milled. Production costs per ounce increased when compared to the prior-year period primarily due to the same reasons outlined above for the higher production costs combined with lower gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the consumption of stockpiles, higher royalty costs, and a lower volume of ore milled, partially offset by lower open pit mining costs. Total cash costs per ounce increased when compared to the prior-year period for the same reasons outlined above for higher minesite cost per tonne combined with fewer gold ounces produced.
First Six Months of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the consumption of stockpile inventory and higher milling and royalty costs, partially offset by lower open pit mining costs combined with lower volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period for the same reasons outlined above for higher minesite cost per tonne combined with fewer gold ounces produced.
Goldex
	Three Months Ended June 30,				Six Months Ended June 30,
Goldex — Operating Statistics	2026		2025		2026		2025
Tonnes of ore milled (thousands of tonnes)		817		819		1,630		1,611
Tonnes of ore milled per day		8,978		9,000		9,006		8,901
Gold grade (g/t)		1.35		1.47		1.35		1.44
Gold production (ounces)		29,277		33,118		58,649		63,134
Production costs per tonne (C$)	C$	69	C$	64	C$	69	C$	63
Minesite costs per tonne (C$)	C$	71	C$	63	C$	68	C$	63
Production costs per ounce		$1,394		$1,138		$1,378		$1,146
Total cash costs per ounce		$1,081		$962		$998		$961
Gold production
Second Quarter of 2026 — Gold production at Goldex decreased by 11.6% to 29,277 ounces in the second quarter of 2026, compared with 33,118 ounces in the second quarter of 2025, primarily due to lower recovery rates and lower gold grades from processing more ore from Akasaba West.
First Six Months of 2026 — Gold production decreased by 7.1% to 58,649 ounces in the first six months of 2026, compared with 63,134 ounces in the first six months of 2025 at Goldex due to lower recovery rates and lower gold grades from processing more ore from Akasaba West.
Production costs
Second Quarter of 2026 — Production costs at Goldex were $40.8 million in the second quarter of 2026, an increase of 8.3% compared with production costs of $37.7 million in the second quarter of 2025, primarily due to higher underground mining costs and the consumption of stockpiles, partially offset by the timing of inventory sales.
Production costs per tonne increased when compared to the prior-year period for the same reasons outlined above for higher production costs combined with slightly lower volume of ore milled. Production costs per

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs combined with lower gold ounces produced in the current period.
First Six Months of 2026 — Production costs at Goldex were $80.8 million in the first six months of 2026, an increase of 11.7% compared with production costs of $72.3 million in the first six months of 2025, primarily due to higher mining costs associated with Akasaba West, partially offset by the buildup of stockpiles in the current period.
Production costs per tonne increased when compared to the prior-year period for the same reasons outlined above for higher production costs. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs combined with lower gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to higher underground mining costs and the consumption of stockpiles. Total cash costs per ounce increased when compared to the prior-year period due to higher minesite costs per tonne and lower gold production in the current period.
First Six Months of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily for the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to higher minesite costs per tonne and lower gold production in the current period.
Detour Lake
	Three Months Ended June 30,				Six Months Ended June 30,
Detour Lake — Operating Statistics	2026		2025		2026		2025
Tonnes of ore milled (thousands of tonnes)		7,305		6,836		14,053		13,466
Tonnes of ore milled per day		80,275		75,121		77,641		74,398
Gold grade (g/t)		0.97		0.85		0.93		0.83
Gold production (ounces)		207,279		168,272		384,298		321,110
Production costs per tonne (C$)	C$	29	C$	29	C$	32	C$	29
Minesite costs per tonne (C$)	C$	33	C$	31	C$	34	C$	31
Production costs per ounce		$741		$840		$838		$860
Total cash costs per ounce		$825		$914		$894		$929
Gold production
Second Quarter of 2026 — At Detour Lake, gold production increased by 23.2% to 207,279 ounces in the second quarter of 2026 compared with 168,272 ounces produced in the second quarter of 2025, primarily due to higher gold grades from the mining sequence, combined with higher throughput.
First Six Months of 2026 — Gold production at Detour Lake increased by 19.7% to 384,298 ounces in the first six months of 2026 compared with 321,110 ounces in the first six months of 2025, primarily due to higher gold grades from the mining sequence, combined with higher throughput and recovery rates.
Production costs
Second Quarter of 2026 — Production costs at Detour Lake were $153.6 million in the second quarter of 2026, an increase of 8.7% compared with production costs of $141.3 million in the second quarter of 2025. The increase was primarily attributable to higher royalty expenses and increased mining costs, resulting from

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
higher volume of ore mined and higher diesel prices, partially offset by lower milling costs and the impact of a stockpile build-up in the current period.
Production costs per tonne remained the same when compared to the prior-year period primarily as the higher production costs were offset by the higher volume of ore milled in the current period. Production costs per ounce decreased when compared to the prior-year period primarily due to higher gold production in the current period.
First Six Months of 2026 — Production costs at Detour Lake were $322.0 million in the first six months of 2026, an increase of 16.6% compared to production costs of $276.3 million during the first six months of 2025. The increase was primarily attributable to higher royalty expenses and increased mining costs, resulting from higher volume of ore mined and higher diesel prices, and the timing of inventory sales, partially offset by the impact of a stockpile build-up in the current period.
Production costs per tonne increased when compared to the prior-year period primarily due to higher royalty and mining costs, partially offset by higher volume of ore milled. Production costs per ounce decreased when compared to the prior-year period primarily due to higher gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2026 — Minesite costs per tonne increased when compared to the prior period primarily due to the higher royalty and mining costs, partially offset by higher volume of ore milled. Total cash costs per ounce decreased when compared to the prior-year period due to higher gold production in the current period.
First Six Months of 2026 — Minesite costs per tonne increased compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash cost per ounce decreased when compared to the prior-year period due to the same reasons outlined above for lower production costs per ounce.
Macassa
	Three Months Ended June 30,				Six Months Ended June 30,
Macassa — Operating Statistics	2026		2025		2026		2025
Tonnes of ore milled (thousands of tonnes)		236		143		385		291
Tonnes of ore milled per day		2,593		1,571		2,127		1,608
Gold grade (g/t)		10.96		19.50		11.33		18.99
Gold production (ounces)		80,143		87,364		135,736		173,392
Production costs per tonne (C$)	C$	413	C$	462	C$	512	C$	472
Minesite costs per tonne (C$)	C$	492	C$	529	C$	557	C$	531
Production costs per ounce		$877		$552		$1,052		$566
Total cash costs per ounce		$1,041		$626		$1,129		$636
Gold production
Second Quarter of 2026 — At Macassa, gold production decreased by 8.3% to 80,143 ounces in the second quarter of 2026 compared with 87,364 ounces in the second quarter of 2025, primarily due to lower gold grades from the mining sequence, partially offset by higher throughput.
First Six Months of 2026 — Gold production at Macassa decreased by 21.7% to 135,736 ounces in the first six months of 2026 compared with 173,392 ounces in the first six months of 2025, primarily due to lower gold grades from the mining sequence, partially offset by higher throughput.
Production costs
Second Quarter of 2026 — Production costs were $70.3 million in the second quarter of 2026, an increase of 45.6% compared with production costs of $48.3 million in the second quarter of 2025. The increase was

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
primarily due to higher mining and milling costs resulting primarily from higher volume of ore mined and milled, as well as the consumption of stockpiles, partially offset by the timing of inventory sales.
Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by the same reasons outlined above for higher production costs. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs combined with decreased gold production in the period.
First Six Months of 2026 — Production costs were $142.7 million in the first six months of 2026, an increase of 45.5% compared to $98.1 million during the first six months of 2025, primarily due to higher mining and milling costs resulting primarily from higher volume of ore mined and milled, and the consumption of stockpiles.
Production costs per tonne increased when compared to the prior-year period primarily due to higher mining and milling costs, partially offset by higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to fewer gold ounces produced in the current period combined with the same reasons outlined above for higher production costs.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2026 — Minesite costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled, partially offset by higher mining and milling costs and the consumption of stockpiles in the current period. Total cash costs per ounce increased when compared to the prior-year period due to higher mining and milling costs and the consumption of stockpiles and fewer gold ounces produced in the current period.
First Six Months of 2026 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Meliadine
	Three Months Ended June 30,				Six Months Ended June 30,
Meliadine — Operating Statistics	2026		2025		2026		2025
Tonnes of ore milled (thousands of tonnes)		648		545		1,206		1,103
Tonnes of ore milled per day		7,121		5,989		6,663		6,094
Gold grade (g/t)		4.77		5.32		5.10		5.50
Gold production (ounces)		97,516		90,263		191,347		188,775
Production costs per tonne (C$)	C$	260	C$	290	C$	247	C$	251
Minesite costs per tonne (C$)	C$	215	C$	254	C$	241	C$	241
Production costs per ounce		$1,255		$1,253		$1,128		$1,043
Total cash costs per ounce		$1,033		$1,112		$1,096		$1,012
Gold production
Second Quarter of 2026 — At Meliadine, gold production increased by 8.0% to 97,516 ounces in the second quarter of 2026 compared with 90,263 ounces in the second quarter of 2025, primarily due to higher throughput, partially offset by lower gold grades primarily from increased sourcing of ore from the open pit.
First Six Months of 2026 — Gold production increased by 1.4% to 191,347 ounces in the first six months of 2026 compared with 188,775 ounces in the first six months of 2025, primarily due to higher throughput, partially offset by lower gold grades primarily from increased sourcing of ore from the open pit.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
Production costs
Second Quarter of 2026 — Production costs at Meliadine were $122.4 million in the second quarter of 2026, an increase of 8.2% compared with production costs of $113.1 million in the second quarter of 2025, primarily due to the timing of inventory sales, higher open pit mining and royalty costs, partially offset by a stockpile build-up.
Production costs per tonne decreased when compared to the prior-year period due to a higher volume of ore milled, partially offset by higher production costs. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by higher gold production in the current period.
First Six Months of 2026 — Production costs at Meliadine were $215.9 million during the first six months of 2026, an increase of 9.7% compared to production costs of $196.9 million during the first six months of 2025, primarily due to higher open pit mining costs, milling and royalty costs.
Production costs per tonne decreased when compared to the prior-year period due to a higher volume of ore milled in the current period, partially offset by the same reasons outlined above for higher production costs. Production costs per ounce increased for the same factors outlined above for higher production costs, partially offset by higher gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2026 — Minesite costs per tonne decreased when compared to the prior-year period primarily due to the higher volume of ore milled in the current period. Total cash costs per ounce decreased when compared to the prior-year period primarily due to higher gold production in the current period, partially offset by higher open pit mining and royalty costs.
First Six Months of 2026 — Minesite costs per tonne remained the same when compared to the prior-year period primarily due to higher mining, milling, and royalty costs being offset by the increased volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to the higher open pit mining costs, milling and royalty costs, partially offset by higher gold production in the current period.
Meadowbank
	Three Months Ended June 30,				Six Months Ended June 30,
Meadowbank — Operating Statistics	2026		2025		2026		2025
Tonnes of ore milled (thousands of tonnes)		1,013		692		2,112		1,729
Tonnes of ore milled per day(i)		11,132		10,813		11,669		11,227
Gold grade (g/t)		3.41		5.00		3.49		4.78
Gold production (ounces)		100,165		101,935		214,027		242,061
Production costs per tonne (C$)	C$	204	C$	211	C$	218	C$	188
Minesite costs per tonne (C$)	C$	167	C$	194	C$	162	C$	174
Production costs per ounce		$1,494		$1,040		$1,557		$963
Total cash costs per ounce		$1,206		$955		$1,139		$891

Note:
(i)
The three and six months ended June 30, 2025 excludes 27 days the mill was not operating as a result of caribou migration patterns, preventing the transport of ore from Amaruq.

Gold production
Second Quarter of 2026 — At Meadowbank, gold production decreased by 1.7% to 100,165 ounces in the second quarter of 2026, compared with 101,935 ounces in the second quarter of 2025, primarily due to lower

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
gold grades from the mining sequence, partially offset by higher throughput as operations in the prior year period were impacted by caribou migration patterns.
First Six Months of 2026 — Gold production decreased by 11.6% to 214,027 ounces in the first six months of 2026 compared with 242,061 ounces in the first six months of 2025, primarily due to lower gold grades from the mining sequence, partially offset by higher throughput as operations in the prior year period were impacted by caribou migration patterns.
Production costs
Second Quarter of 2026 — Production costs at Meadowbank were $149.6 million in the second quarter of 2026, an increase of 41.1% compared with production costs of $106.0 million in the second quarter of 2025, primarily due to higher NTI payments, milling costs and the consumption of stockpiles in the current period.
Production costs per tonne decreased when compared to the prior-year period, primarily reflecting higher ore volumes milled in the current period. The decrease was partially offset by the factors driving higher production costs discussed above. Production costs per ounce increased when compared to the prior-year period due to lower gold grades in the current period combined with the same reasons outlined above for higher production costs.
First Six Months of 2026 — Production costs at Meadowbank were $333.3 million in the first six months of 2026, an increase of 43.0% compared with production costs of $233.0 million in the first six months of 2025, primarily due to higher NTI payments, milling costs and the consumption of stockpiles in the current period.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period primarily due to lower gold grades in the current period combined with the same reasons outlined above for higher production costs.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2026 — Minesite costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by higher milling and the consumption of stockpiles, in the current period. Total cash costs per ounce increased when compared to the prior-year period primarily due to higher milling and the consumption of stockpiles in the current period.
First Six Months of 2026 — Minesite costs per tonne decreased when compared to the prior-year period primarily due to higher milling costs and the consumption of stockpiles, partially offset by higher volume of ore milled in the current period. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
Fosterville
	Three Months Ended June 30,				Six Months Ended June 30,
Fosterville — Operating Statistics	2026		2025		2026		2025
Tonnes of ore milled (thousands of tonnes)		204		188		420		351
Tonnes of ore milled per day		2,242		2,066		2,320		1,939
Gold grade (g/t)		6.68		8.52		6.49		8.57
Gold production (ounces)		42,012		49,574		83,455		93,189
Production costs per tonne (A$)	A$	365	A$	309	A$	336	A$	314
Minesite costs per tonne (A$)	A$	341	A$	315	A$	328	A$	329
Production costs per ounce		$1,230		$767		$1,165		$763
Total cash costs per ounce		$1,114		$783		$1,118		$797
Gold production
Second Quarter of 2026 — At Fosterville, gold production decreased by 15.3% to 42,012 ounces in the second quarter of 2026 compared with 49,574 ounces in the second quarter of 2025, due to lower gold grades from the mining sequence, partially offset by higher throughput.
First Six Months of 2026 — Gold production at Fosterville decreased by 10.4% to 83,455 ounces in the first six months of 2026, compared with 93,189 ounces in the first six months of 2025, due to lower gold grades from the mining sequence, partially offset by higher throughput.
Production costs
Second Quarter of 2026 — Production costs were $51.7 million in the second quarter of 2026, an increase of 36.0% compared with production costs of $38.0 million in the second quarter of 2025, primarily due to higher royalty, milling and mining costs, timing of inventory sales and the consumption of stockpiles in the current period.
Production costs per tonne increased when compared to the prior-year period for the same reasons as higher production costs, partially offset by higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period for the same reasons as higher production costs combined with lower gold production in the current period.
First Six Months of 2026 — Production costs were $97.2 million in the first six months of 2026, an increase of 36.8% compared to production costs of $71.1 million during the first six months of 2025, primarily due to higher royalty, milling and mining costs, timing of inventory sales and the strengthening of the Australian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period primarily due to higher royalty, milling and mining costs, and the timing of inventory sales, partially offset by higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period for the same reasons as higher production costs combined with lower gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to higher royalty, milling and mining costs, partially offset by higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to higher royalty, milling and mining costs and lower gold production in the current period.
First Six Months of 2026 — Minesite costs per tonne decreased slightly when compared to the prior-year period primarily due to higher royalty, milling and mining costs, partially offset by higher volume of ore

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to higher royalty, milling and mining costs combined with lower gold production in the current period.
Kittila
	Three Months Ended June 30,		Six Months Ended June 30,
Kittila — Operating Statistics	2026	2025	2026	2025
Tonnes of ore milled (thousands of tonnes)	583	482	1,031	1,004
Tonnes of ore milled per day	6,407	5,297	5,696	5,547
Gold grade (g/t)	4.07	3.96	4.12	3.92
Gold production (ounces)	61,969	50,357	110,496	104,461
Production costs per tonne (€)	€100	€100	€113	€101
Minesite costs per tonne (€)	€104	€104	€112	€102
Production costs per ounce	$1,091	$1,093	$1,227	$1,062
Total cash costs per ounce	$1,133	$1,134	$1,212	$1,071
Gold production
Second Quarter of 2026 — At Kittila, gold production increased by 23.1% to 61,969 ounces in the second quarter of 2026, compared with 50,357 ounces in the second quarter of 2025, primarily due to higher throughput and higher gold grades from the mining sequence.
First Six Months of 2026 — Gold production increased by 5.8% to 110,496 ounces in the first six months of 2026, compared with 104,461 ounces in the first six months of 2025 at Kittila, primarily due to higher gold grades from the mining sequence and higher throughput, partially offset by lower recovery rates.
Production costs
Second Quarter of 2026 — Production costs at Kittila were $67.6 million in the second quarter of 2026, an increase of 22.8% compared with production costs of $55.1 million in the second quarter of 2025, primarily due to the consumption of stockpiles, higher royalty costs, and the strengthening of the Euro relative to the US dollar between periods, partially offset by lower mill maintenance costs.
Production costs per tonne remained the same when compared to the prior-year period despite the higher production costs, due to productivity improvements resulting in higher volume of ore milled in the current period. Production costs per ounce decreased slightly when compared to the prior-year period due to higher gold production partially offset by the higher production costs in the current period.
First Six Months of 2026 — Production costs at Kittila were $135.6 million in the first six months of 2026, an increase of 22.3% compared with production costs of $110.9 million in the first six months of 2025, primarily due to higher royalty costs, consumption of stockpiles, timing of inventory sales and the strengthening of the Euro relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period primarily due to higher royalty costs and consumption of stockpiles, partially offset by higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to the same reasons above for higher production costs, partially offset by higher gold production.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2026 — Minesite costs per tonne remained the same when compared to the prior-year period as the higher production costs were largely offset by the higher volume of ore milled in the current

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
period, resulting from productivity improvements. Total cash costs per ounce decreased slightly when compared to the prior-year period due to increased gold production, partially offset by higher production costs.
First Six Months of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Pinos Altos
	Three Months Ended June 30,		Six Months Ended June 30,
Pinos Altos — Operating Statistics	2026	2025	2026	2025
Tonnes of ore milled (thousands of tonnes)	442	441	869	822
Tonnes of ore milled per day	4,857	4,846	4,801	4,541
Gold grade (g/t)	1.54	1.58	1.45	1.53
Gold production (ounces)	20,951	21,363	38,601	38,654
Production costs per tonne	$133	$115	$143	$113
Minesite costs per tonne	$132	$118	$134	$118
Production costs per ounce	$2,796	$2,367	$3,231	$2,413
Total cash costs per ounce	$1,873	$2,002	$2,073	$2,077
Gold production
Second Quarter of 2026 — At Pinos Altos, gold production decreased by 1.9% to 20,951 ounces in the second quarter of 2026, compared with 21,363 ounces in the second quarter of 2025, primarily due to lower gold grades from the mining sequence.
First Six Months of 2026 — Gold production of 38,601 ounces in the first six months of 2026 was consistent with 38,654 ounces in the first six months of 2025 as the lower gold grades from the mining sequence were offset by higher throughput.
Production costs
Second Quarter of 2026 — Production costs at Pinos Altos were $58.6 million in the second quarter of 2026, an increase of 15.9% compared with production costs of $50.6 million in the second quarter of 2025, primarily due to higher underground mining and royalty costs and the strengthening of the Mexican Peso relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period for the same reasons outlined above for higher production costs. Production costs per ounce increased when compared to the prior-year period for the same reasons outlined above for higher production costs.
First Six Months of 2026 — Production costs at Pinos Altos were $124.7 million in the first six months of 2026, an increase of 33.7% compared with production costs of $93.3 million in the first six months of 2025, primarily due to higher underground mining and royalty costs, the timing of inventory sales and the strengthening of the Mexican Peso relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period for the same reasons outlined above for higher production costs, offset by higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period for the same reasons outlined above for higher production costs.
Minesite cost per tonne and total cash costs per ounce
Second Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce decreased

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
when compared to the prior-year period due to a higher impact of by-product metals, partially offset by the same reasons outlined above for higher production costs per ounce.
First Six Months of 2026 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce decreased slightly when compared to the prior-year period due to a higher impact of by-product metals, partially offset by the same reasons outlined above for higher production costs per ounce.
Balance Sheet Review
(thousands of United States dollars)	As at June 30, 2026	As at December 31, 2025
Current assets	$5,523,582	$4,993,942
Non-current assets	32,271,461	29,477,349
Total assets	$37,795,043	$34,471,291
Current liabilities	$1,932,612	$2,472,206
Non-current liabilities	7,258,701	7,256,621
Total liabilities	$9,191,313	$9,728,827
Total assets of $37.8 billion as at June 30, 2026 increased by $3.3 billion, compared with total assets of $34.5 billion as at December 31, 2025. The increase in total assets is primarily due to an increase in property, plant and mine development following the acquisitions of the Central Lapland properties and an increase in cash and cash equivalents, partially offset by a decrease in investments between periods. The Company’s total assets are primarily comprised of non-current assets such as property, plant and mine development and goodwill. See Recent Developments — Acquisition of Properties in the Central Lapland Greenstone Belt in this MD&A for more details on the acquisitions of the Central Lapland properties.
Total liabilities of $9.2 billion as at June 30, 2026 decreased by $0.5 billion compared with total liabilities of $9.7 billion as at December 31, 2025. This is primarily due to a decrease in income taxes payable between periods partially offset by an increase in accounts payable and accrued liabilities and an increase in deferred income and mining tax liabilities. The Company’s total liabilities are primarily comprised of non-current liabilities such as deferred income and mining tax liabilities and reclamation provision.
While the Company occasionally enters into contracts to limit the risk associated with increased foreign currency costs (including where used for capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. As at June 30, 2026, the Company had outstanding currency derivative contracts related to $10,281.0 million of 2026, 2027 and 2028 expenditures (December 31, 2025 —  $4,458.4 million). There were no outstanding diesel fuel derivative contracts at June 30, 2026. As at December 31, 2025, there were outstanding diesel fuel derivative contracts related to 16.0 million gallons of diesel fuel.
Liquidity and Capital Resources
As at June 30, 2026, the Company’s cash and cash equivalents totaled $3,464.0 million compared with $2,866.1 million as at December 31, 2025. The Company’s policy is to invest excess cash in what the Company believes to be highly liquid investments of high credit quality to attempt to reduce risks associated with these investments. Investments with remaining maturities of less than three months at the time of purchase are classified as cash equivalents. The Company’s decisions regarding the length of maturities it holds are based on anticipated cash flow requirements, rates of return and other factors.
Working capital (current assets less current liabilities) increased to $3,591.0 million as at June 30, 2026, compared with $2,521.7 million as at December 31, 2025, primarily due to a decrease in income taxes payable and an increase in cash and cash equivalents.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
Net cash3 increased to $3,267.1 million as at June 30, 2026, compared with $2,669.8 million as at December 31, 2025, primarily due to an increase in cash and cash equivalents during the first six months of 2026.
In April 2026, Fitch Ratings upgraded the Company’s investment grade credit rating from BBB+ to A- with a Stable Outlook, reflecting the Company’s strengthening credit profile and financial position.
Subject to various risks and uncertainties, including those set out in this MD&A, in the Annual MD&A and in the Company’s AIF, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditures and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all of its mandatory and discretionary commitments, the Company may choose to decrease its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See Risk Profile in this MD&A for further details.
Operating Activities
Cash provided by operating activities increased to $2,144.1 million in the second quarter of 2026 compared with $1,845.5 million in the second quarter of 2025, primarily due to a higher operating margin, partially offset by less favourable working capital movements. Cash provided by operating activities increased to $3,490.0 million in the first six months of 2026, compared with $2,889.7 million in the first six months of 2025 for the same reasons as discussed above.
Investing Activities
Cash used in investing activities increased to $1,189.6 million in the second quarter of 2026, compared with $610.9 million of cash used in the second quarter of 2025, primarily due to the acquisition of the Central Lapland properties and higher capital expenditures between periods, partially offset by proceeds received on the disposal of equity securities.
In the second quarter of 2026, the Company purchased $73.4 million in equity securities and other investments compared with $70.3 million in the second quarter of 2025. The Company also sold certain equity investments in the second quarter of 2026 for proceeds of $260.6 million. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Cash used in investing activities during the six months ended June 30, 2026 of $1,954.4 million increased compared to $1,260.9 million of cash used in investing activities in the six months ended June 30, 2025 due to the same reasons discussed in the quarter comparison above.
In the six months ended June 30, 2026, the Company purchased $218.1 million in equity securities and other investments compared with $138.4 million in the six months ended June 30, 2025. The Company also sold certain equity investments in the six months ended June 30, 2026 for proceeds of $260.6 million.
Financing Activities
Cash used in financing activities decreased to $600.7 million in the second quarter of 2026 compared with $819.2 million in the second quarter of 2025 primarily due to a repayment of Senior Notes in the second quarter of 2025 with no comparable repayment in the current period, partially offset by increases in share repurchases and dividends paid between periods.

3
Net cash is a non-GAAP measure that is not a standardized financial measure under IFRS Accounting Standards. For reconciliation of this measure to the most directly comparable financial measure under IFRS Accounting Standards, and a discussion of its composition and usefulness, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
The Company issued common shares for net proceeds of $14.6 million in the second quarter of 2026 compared to $20.7 million in the second quarter of 2025, attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and issuances under the dividend reinvestment plan.
During the second quarter of 2026, the Company repurchased 2,235,947 common shares for $399.9 million at an average price of $178.86 under the NCIB. During the second quarter of 2025, the Company repurchased 836,488 common shares for $99.9 million at an average price of $119.47 under the NCIB. In May 2026, the Company renewed its NCIB pursuant to which the Company may purchase up to a maximum of 5% of its issued and outstanding common shares. The Company is authorized to acquire an aggregate of $2.0 billion of its common shares under the NCIB.
Cash used in financing activities decreased to $935.4 million in the first six months of 2026 compared to $1,002.1 million in the first six months of 2025, due to the same reasons discussed above for the second quarter.
The Company issued common shares for net proceeds of $58.2 million in the first six months of 2026 compared to $82.6 million in the first six months of 2025, attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and issuances under the dividend reinvestment plan.
During the six months ended June 30, 2026, the Company repurchased 2,957,158 common shares for $549.7 million at an average price of $185.89 under the NCIB. During the six months ended June 30, 2025, the Company repurchased 1,324,535 common shares for $149.9 million at an average price of $113.20 under the NCIB.
On April 30, 2026, Agnico Eagle declared a quarterly cash dividend of $0.45 per common share paid on June 15, 2026 to holders of record of the common shares of the Company as of June 1, 2026. Agnico Eagle has declared a cash dividend every year since 1983. In the second quarter of 2026, the Company paid dividends of $206.9 million compared to $180.8 million paid in the second quarter of 2025. In the first six months of 2026, the Company paid dividends of $410.0 million compared to $356.3 million paid in the first six months of 2025. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.
The Company did not draw on its Credit Facility during the first six months of 2026 or the first six months of 2025. Credit Facility availability is reduced by outstanding letters of credit, which were $24.0 million as at June 30, 2026, resulting in $1,976.0 million available for future drawdown.
The Company has six uncommitted letter of credit facilities with certain Canadian financial institutions (the “LC Facilities”). As at June 30, 2026, amounts available under these letter of credit facilities are as follows; C$400.0 million, C$320.0 million, C$300.0 million, C$200.0 million. $200.0 million and $150.0 million. As at June 30, 2026, the aggregate undrawn face amount of letters of credit under the LC Facilities was $786.5 million. As at June 30, 2026 the Company has indemnity agreements with three companies for the issuance of surety bonds of which an aggregate of $374.6 million have been issued.
The Company was in compliance with all covenants contained in the Credit Facility, the LC Facilities, and its senior notes as at June 30, 2026.
Risk Profile
The Company is subject to significant risks, including fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle’s cost and availability of financing and overall liquidity. The volatility in gold prices directly affects Agnico Eagle’s revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates affect production costs. For a more comprehensive discussion

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
of these and other risks, see “Risk Factors” in the AIF filed on the CSA’s SEDAR+ website and with the SEC as part of the Form 40-F.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”).
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.
DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.
Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There have been no significant changes in the Company’s internal controls during the six months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Commitments and Contingencies
Material contractual commitments and contingencies have been set out in Note 27 to the Company’s Annual Financial Statements for the year ended December 31, 2025 and in Note 18 of the Second Quarter Financial Statements.
Accounting Policies
These Second Quarter Financial Statements follow the same material accounting policies and methods of their application as the December 31, 2025 Annual Financial Statements except as described below for new accounting standards adopted effective January 1, 2026.
Recently Adopted Accounting Standards
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (“IFRS 9” and “IFRS 7”). The IFRS 9 amendments provide clarification on the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system, whereas the IFRS 7 amendments introduce additional disclosure requirements relating to investments in equity instruments designated at FVOCI. These amendments are effective for periods commencing on or after January 1, 2026, with early adoption permitted. The Company has determined that

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
the additional disclosure requirements under the IFRS 7 amendments are applicable however, the impact to the consolidated financial statements is immaterial. The Company has determined that the amendments to IFRS 9 have an immaterial impact to its consolidated financial statements.
Significant Judgments, Estimates and Assumptions
The preparation of the Second Quarter Financial Statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the amounts reported in the Second Quarter Financial Statements and accompanying notes. Management believes that the estimates used in the preparation of the Second Quarter Financial Statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s Annual Financial Statements for the year ended December 31, 2025.
Non-GAAP Financial Performance Measures
This MD&A discloses certain financial performance measures, including adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, free cash flow, free cash flow before changes in working capital, net cash, total cash costs per ounce (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce (on both a by-product and co-product basis), operating margin, sustaining capital expenditures, development capital expenditures, sustaining capitalized exploration, development capitalized exploration, that are not recognized measures under IFRS Accounting Standards. These measures may not be comparable to similar measures reported by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS Accounting Standards. Adjustments that are non-applicable in respect of the periods for which reconciliations are provided are not shown in the quantitative reconciliation.
Adjusted Net Income and Adjusted Net Income Per Share
Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the Second Quarter Financial Statements for the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for certain non-recurring, unusual and other items such as foreign exchange translation, realized and unrealized gains or losses on derivative financial instruments, severance, transaction costs related to acquisitions, revaluation gains and losses, environmental remediation charges, gains or losses on the disposal of assets, purchase price allocations to inventory, debt extinguishment costs, impairment loss charges and reversals, gains and losses on the sale of equity securities, retroactive payments, self insurance losses, gains and losses on the sale of non-strategic properties, multi-year donations, disposal of supplies inventory at non-operating sites, and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding on a basic and diluted basis.
The Company believes that these generally accepted industry measures are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is useful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
The following table sets out the calculation of adjusted net income and adjusted net income per share for the three and six months ended June 30, 2026 and June 30, 2025.
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2026	2025	2026	2025
Net income for the period	$1,600,453	$1,068,711	$3,295,914	$1,883,442
Dilutive impact of cash settling LTIP	(4,539)	2,939	671	—
Net income for the period — diluted	$1,595,914	$1,071,650	$3,296,585	$1,883,442
Foreign exchange translation	20,128	(11,571)	19,395	(11,631)
Loss (gain) on derivative financial instruments	81,404	(125,264)	76,704	(194,123)
Environmental remediation	9,104	14,234	23,074	21,965
Net loss on disposal of property, plant and equipment	6,597	6,459	16,836	12,105
Purchase price allocation to inventory(i)	(5,785)	1,466	(9,426)	2,534
Debt extinguishment costs	—	5,407	—	5,407
Impairment loss(ii)	—	—	—	10,554
Gain on sale of investments	(155,319)	—	(155,319)	—
Multi-year donations	19,369	—	19,369	—
Other(iii)	—	2,077	—	2,077
Income and mining taxes adjustments(iv)	(35,289)	14,261	(40,129)	13,558
Adjusted net income for the period	$1,540,662	$975,780	$3,246,418	$1,745,888
Adjusted net income for the period — diluted	$1,536,123	$978,719	$3,247,089	$1,745,888
Net income per share — basic	$3.19	$2.13	$6.58	$3.75
Net income per share — diluted	$3.17	$2.12	$6.56	$3.74
Adjusted net income per share — basic	$3.07	$1.94	$6.48	$3.47
Adjusted net income per share — diluted	$3.05	$1.94	$6.46	$3.46

Notes:
(i)
As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. These non-cash fair value adjustments which affected the cost of inventory sold during the period and are not representative of ongoing operations, were removed from net income in the calculation of adjusted net income.

(ii)
Relates to the Company’s ownership percentage of an impairment loss recorded by an associate.

(iii)
Other adjustments relate to retroactive payments that management considers not reflective of the Company’s underlying performance in the comparative period.

(iv)
Income and mining taxes adjustments reflect items such as foreign exchange translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

EBITDA and Adjusted EBITDA
EBITDA is calculated by adjusting net income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the Second Quarter Financial Statements.
Adjusted EBITDA removes the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for certain non-recurring, unusual and other items such as foreign exchange translation, realized and unrealized gains or losses on derivative financial instruments, severance, non-recurring, unusual and other transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, debt extinguishment costs, impairment loss charges and reversals, gains and losses on the sale of equity securities, retroactive payments,

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
self insurance losses, gains and losses on the sale of non-strategic properties, multi-year donations, and disposal of supplies inventory at non-operating sites.
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash-generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company’s continuing cash-generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is useful to investors so they can, understand and monitor the cash-generating capability of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.
The following table sets out the calculation of EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2026 and June 30, 2025.
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2026	2025	2026	2025
Net income for the period	$1,600,453	$1,068,711	$3,295,914	$1,883,442
Finance costs	16,039	27,429	31,795	49,873
Amortization of property, plant and mine development	423,256	376,956	843,522	793,756
Income and mining tax expense	722,402	547,908	1,586,565	927,748
EBITDA	2,762,150	2,021,004	5,757,796	3,654,819
Foreign exchange translation	20,128	(11,571)	19,395	(11,631)
Loss (gain) on derivative financial instruments	81,404	(125,264)	76,704	(194,123)
Environmental remediation	9,104	14,234	23,074	21,965
Net loss on disposal of property, plant and equipment	6,597	6,459	16,836	12,105
Purchase price allocation to inventory(i)	(5,785)	1,466	(9,426)	2,534
Debt extinguishment costs	—	5,407	—	5,407
Impairment loss(ii)	—	—	—	10,554
Gain on sale of investments	(155,319)	—	(155,319)	—
Multi-year donations	19,369	—	19,369	—
Other(iii)	—	2,077	—	2,077
Adjusted EBITDA	$2,737,648	$1,913,812	$5,748,429	$3,503,707

Notes:
(i)
As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. These non-cash fair value adjustments which affected the cost of inventory sold during the period and are not representative of ongoing operations, were removed from net income in the calculation of adjusted net income.

(ii)
Relates to the Company’s ownership percentage of an impairment loss recorded by an associate.

(iii)
Other adjustments relate to retroactive payments that management considers not reflective of the Company’s underlying performance in the comparative period.

Free Cash Flow and Free Cash Flow before Changes in Non-Cash Components of Working Capital
Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the Second Quarter Financial Statements.
Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes income taxes, inventory, other current assets and accounts payable and accrued liabilities.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company’s ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company’s financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS Accounting Standards to, and believes it is useful to investors so they can, understand and monitor the cash-generating ability of the Company.
The following table sets out the calculation of free cash flow and free cash flow before changes in non-cash components of working capital for the three and six months ended June 30, 2026 and June 30, 2025.
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2026	2025	2026	2025
Cash provided by operating activities	$2,144,120	$1,845,488	$3,489,988	$2,889,734
Additions to property, plant and mine development	(809,255)	(540,476)	(1,423,004)	(990,600)
Free cash flow	1,334,865	1,305,012	2,066,984	1,899,134
Changes in income taxes	13,390	(478,106)	1,002,470	(301,367)
Changes in inventory	42,494	53,061	5,694	22,144
Changes in other current assets	18,741	38,152	29,755	6,762
Changes in accounts payable and accrued liabilities	(106,541)	(126,509)	(184,341)	(75,797)
Free cash flow before changes in non-cash components of working capital	$1,302,949	$791,610	$2,920,562	$1,550,876
Net Cash
Net cash is calculated by adjusting the total of the current portion of long-term debt and non-current portion of long-term debt as recorded on the Second Quarter Financial Statements for deferred financing costs and cash and cash equivalents. Management believes the measure of net cash is useful to help investors determine the Company’s overall cash position and to evaluate the future debt capacity of the Company.
The following table sets out a reconciliation of long-term debt per the Second Quarter Financial Statements to net cash as at June 30, 2026 and December 31, 2025.
(thousands of United States dollars)	As at June 30, 2026	As at December 31, 2025
Long-term debt	$(196,825)	$(196,271)
Cash and cash equivalents	3,463,957	2,866,053
Net cash	$3,267,132	$2,669,782
Total Cash Costs per Ounce
Total cash costs per ounce is calculated on a per ounce of gold produced basis and is reported either on a by-product basis (deducting the impact of by-product metals from production costs to isolate the cost of producing an ounce of gold) and, where indicated, on a co-product basis (without deducting the impact of by-product metals). Total cash costs per ounce on a by-product basis are calculated by adjusting production costs as recorded in the Second Quarter Financial Statements for (i) the impact of by-products, (ii) inventory production costs, (iii) the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, (iv) realized gains and losses on hedges of production costs, (v) in-kind royalty costs, and (vi) smelting, refining and marketing charges and then dividing by the number of ounces of gold produced.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
For periods commencing on or after January 1, 2026, the Company also adjusts production costs for the NTI Payment (as discussed further below), which adjustment only affects this non-GAAP measure only insofar as the measure includes costs from Meadowbank (that is, for Meadowbank, the Nunavut region and the consolidated Company). The Company’s calculation of total cash costs per ounce for other mines and regions that do not include Meadowbank are not affected by this change.
The NTI Payment is the payment to Nunavut Tunngavik Inc. (“NTI”) under the Company’s mineral production lease in respect of the Amaruq mine at Meadowbank, which is a royalty based on net profits, subject to a minimum profit margin (“NTI Payment”). NTI is the body that represents the Inuit of Nunavut under the Nunavut Land Claims Agreement and holds the subsurface mineral rights on certain parcels of Inuit owned land, including at the Amaruq mine. The royalty payments under the mining leases with NTI are based on net profits at the mine, subject to a cap on allowable costs as a percentage of gross revenue. At mines located on lands in Nunavut where the subsurface mineral rights are not held by NTI (whether or not on Inuit owned lands), the Crown holds the subsurface mineral rights and imposes a net profits royalty (the “Crown royalty”) under the Nunavut Mining Regulations (the “NMR”). The Company does not include the Crown royalty in its calculations of total cash costs per ounce and certain other of its non-GAAP measures as the Company classifies these costs as an income tax for financial statement purposes in accordance with IFRS Accounting Standards and income taxes are generally excluded from the calculation of such non-GAAP measures. The Crown royalty is not applicable where NTI is the holder of the subsurface mineral rights. Where NTI is holder of the subsurface mineral rights, the Company instead is required to make the payment under the mining leases with NTI, which the Company views as having similar characteristics to the payments under the Crown royalty. Accordingly, to ensure comparability across the Company’s mines in Nunavut, the Company revised its calculation of such non-GAAP measures to also adjust for the NTI Payment where applicable. In this MD&A, total cash costs per ounce for periods that commenced prior to January 1, 2026 have been calculated using this revised methodology.
Investors should note that total cash costs per ounce are not reflective of all cash expenditures, as they do not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as the total cash costs per ounce on a by-product basis, except that the impact of by-product metals is not deducted. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production of by-product metals.
Total cash costs per ounce is intended to provide investors information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to, and believes they are helpful to investors so investors can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.
Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.
Unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) gold is the Company’s primary product and source of

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
substantially all its revenues, (ii) the Company mines ore, which may contain gold, silver, zinc, copper and other metals, and the company believes that isolating the cost of producing gold is a more meaningful measure of operating performance, (iii) it is a method used by management and the Board to monitor operations, and (iv) many other gold producers disclose similar measures on a by-product rather than a co-product basis.
Minesite Costs per Tonne
Minesite costs per tonne are calculated by adjusting production costs as recorded in the Second Quarter Financial Statements for (i) inventory production costs, (ii) in-kind royalty costs, and (iii) smelting, refining and marketing charges, and then dividing by tonnage of ore processed. For periods commencing on or after January 1, 2026, the Company also adjusts production costs for the NTI Payment (as discussed above in “Total Cash Costs per Ounce”), which adjustment only affects minesite costs per tonne at Meadowbank and for the Nunavut region. The Company’s calculation of minesite costs per tonne for other mines and regions other than the Nunavut region are not affected by this change. In this MD&A, minesite costs for periods that commenced prior to January 1, 2026 have been calculated using this revised methodology.
As the total cash costs per ounce can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. For the reasons noted above in respect of revisions to the composition of total cash costs per ounce, for the purposes of calculating this non-GAAP measure, the Company now adjusts production costs for the amount of the NTI Payment. The Company believes that this revision is helpful to both management and investors as it better reflects the cost performance at the Amaruq mine at Meadowbank and makes the reported measure more comparable across all of the Company’s mines. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS Accounting Standards.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
The following table sets out the production costs per minesite for the three and six months ended June 30, 2026 and June 30, 2025, as presented in the Second Quarter Financial Statements in accordance with IFRS Accounting Standards.
Total Production Costs by Mine
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2026	2025	2026	2025
LaRonde	$112,940	$83,734	$200,948	$170,378
Canadian Malartic	126,188	115,383	256,134	234,672
Goldex	40,826	37,690	80,825	72,346
Quebec	279,954	236,807	537,907	477,396
Detour Lake	153,621	141,330	322,000	276,276
Macassa	70,266	48,266	142,731	98,092
Ontario	223,887	189,596	464,731	374,368
Meliadine	122,373	113,093	215,932	196,915
Meadowbank	149,641	106,039	333,256	233,006
Nunavut	272,014	219,132	549,188	429,921
Fosterville	51,693	38,018	97,186	71,058
Australia	51,693	38,018	97,186	71,058
Kittila	67,623	55,064	135,632	110,897
Finland	67,623	55,064	135,632	110,897
Pinos Altos	58,587	50,570	124,701	93,280
Mexico	58,587	50,570	124,701	93,280
Production costs per the Second Quarter Financial Statements	$953,758	$789,187	$1,909,345	$1,556,920

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
The following tables set out a reconciliation of total cash costs per ounce (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs for the three and six months ended June 30, 2026 and June 30, 2025, exclusive of amortization, as presented in the Second Quarter Financial Statements in accordance with IFRS Accounting Standards.
Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine
Three Months Ended June 30, 2026
(thousands of United States dollars, except as noted)
Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty and NTI Payment ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	Impact of by-product metals ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde	81,261	112,940	1,390	(12,495)	(29)	—	1,026	1,248	(23,990)	953
Canadian Malartic	135,243	126,188	933	7,881	(459)	30,977	418	1,220	(4,770)	1,185
Goldex	29,277	40,826	1,394	1,154	(10)	—	1,362	1,480	(11,671)	1,081
Quebec	245,781	279,954	1,139	(3,460)	(498)	30,977	2,806	1,260	(40,431)	1,096
Detour Lake	207,279	153,621	741	2,004	(1,098)	17,949	1,226	838	(2,685)	825
Macassa	80,143	70,266	877	10,262	(26)	2,909	50	1,041	(7)	1,041
Ontario	287,422	223,887	779	12,266	(1,124)	20,858	1,276	895	(2,692)	885
Meliadine	97,516	122,373	1,255	(21,670)	(32)	—	83	1,033	—	1,033
Meadowbank	100,165	149,641	1,494	3,670	(40)	(31,406)	107	1,218	(1,167)	1,206
Nunavut	197,681	272,014	1,376	(18,000)	(72)	(31,406)	190	1,127	(1,167)	1,121
Fosterville	42,012	51,693	1,230	(3,251)	(1,208)	—	44	1,125	(466)	1,114
Australia	42,012	51,693	1,230	(3,251)	(1,208)	—	44	1,125	(466)	1,114
Kittila	61,969	67,623	1,091	2,794	(1)	—	(41)	1,136	(157)	1,133
Finland	61,969	67,623	1,091	2,794	(1)	—	(41)	1,136	(157)	1,133
Pinos Altos	20,951	58,587	2,796	406	(869)	—	497	2,798	(19,384)	1,873
Mexico	20,951	58,587	2,796	406	(869)	—	497	2,798	(19,384)	1,873
Consolidated	855,816	953,758	1,114	(9,245)	(3,772)	20,429	4,772	1,129	(64,297)	1,054

Notes:
(i)
Gold production for the three months ended June 30, 2026 excludes 440 ounces of payable production of gold at La India and 58 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three months ended June 30, 2026 is $5.8 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
Three Months Ended June 30, 2025
(thousands of United States dollars, except as noted)
Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty and NTI Payment ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	Impact of by-product metals ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde	91,252	83,734	918	2,459	76	—	3,751	986	(16,359)	807
Canadian Malartic	172,531	115,383	669	10,841	158	27,132	567	893	(2,940)	876
Goldex	33,118	37,690	1,138	(422)	31	—	1,154	1,161	(6,593)	962
Quebec	296,901	236,807	798	12,878	265	27,132	5,472	952	(25,892)	864
Detour Lake	168,272	141,330	840	2,429	199	9,383	1,697	921	(1,231)	914
Macassa	87,364	48,266	552	2,911	75	4,076	74	634	(674)	626
Ontario	255,636	189,596	742	5,340	274	13,459	1,771	823	(1,905)	816
Meliadine	90,263	113,093	1,253	(12,255)	106	—	144	1,120	(697)	1,112
Meadowbank	101,935	106,039	1,040	(1,348)	146	(6,377)	264	968	(1,382)	955
Nunavut	192,198	219,132	1,140	(13,603)	252	(6,377)	408	1,040	(2,079)	1,029
Fosterville	49,574	38,018	767	901	—	—	37	786	(156)	783
Australia	49,574	38,018	767	901	—	—	37	786	(156)	783
Kittila	50,357	55,064	1,093	2,909	(605)	—	(63)	1,138	(181)	1,134
Finland	50,357	55,064	1,093	2,909	(605)	—	(63)	1,138	(181)	1,134
Pinos Altos	21,363	50,570	2,367	1,323	(85)	—	309	2,440	(9,361)	2,002
Mexico	21,363	50,570	2,367	1,323	(85)	—	309	2,440	(9,361)	2,002
Consolidated	866,029	789,187	911	9,748	101	34,214	7,934	971	(39,574)	925

Notes:
(i)
Gold production for the three months ended June 30, 2025 excludes 858 ounces of payable production of gold at La India and 39 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three months ended June 30, 2025 is $1.4 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
Six Months Ended June 30, 2026
(thousands of United States dollars, except as noted)
Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty and NTI Payment ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	Impact of by-product metals ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde	162,857	200,948	1,234	4,669	(350)	—	4,314	1,287	(48,291)	990
Canadian Malartic	301,459	256,134	850	12,659	(1,164)	68,286	1,373	1,119	(11,232)	1,082
Goldex	58,649	80,825	1,378	(699)	(129)	—	2,423	1,405	(23,888)	998
Quebec	522,965	537,907	1,029	16,629	(1,643)	68,286	8,110	1,203	(83,411)	1,044
Detour Lake	384,298	322,000	838	(7,659)	(2,130)	35,318	2,148	910	(6,218)	894
Macassa	135,736	142,731	1,052	3,192	(329)	8,836	107	1,139	(1,270)	1,129
Ontario	520,034	464,731	894	(4,467)	(2,459)	44,154	2,255	970	(7,488)	955
Meliadine	191,347	215,932	1,128	(5,337)	(402)	—	222	1,100	(631)	1,096
Meadowbank	214,027	333,256	1,557	(2,401)	(500)	(82,689)	272	1,158	(4,189)	1,139
Nunavut	405,374	549,188	1,355	(7,738)	(902)	(82,689)	494	1,131	(4,820)	1,119
Fosterville	83,455	97,186	1,165	(1,469)	(2,022)	—	113	1,124	(466)	1,118
Australia	83,455	97,186	1,165	(1,469)	(2,022)	—	113	1,124	(466)	1,118
Kittila	110,496	135,632	1,227	(1,260)	(10)	—	(69)	1,215	(343)	1,212
Finland	110,496	135,632	1,227	(1,260)	(10)	—	(69)	1,215	(343)	1,212
Pinos Altos	38,601	124,701	3,231	(6,838)	(1,745)	—	1,598	3,050	(37,697)	2,073
Mexico	38,601	124,701	3,231	(6,838)	(1,745)	—	1,598	3,050	(37,697)	2,073
Consolidated	1,680,925	1,909,345	1,136	(5,143)	(8,781)	29,751	12,501	1,153	(134,225)	1,073

Notes:
(i)
Gold production for the six months ended June 30, 2026 excludes 858 ounces of payable production of gold at La India and 134 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the six months ended June 30, 2026 is $9.4 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
Six Months Ended June 30, 2025
(thousands of United States dollars, except as noted)
Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty and NTI Payment ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	Impact of by-product metals ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde	182,743	170,378	932	(2,289)	789	—	6,530	960	(33,581)	776
Canadian Malartic	332,304	234,672	706	16,236	1,294	51,720	837	917	(5,529)	900
Goldex	63,134	72,346	1,146	(314)	332	—	2,121	1,180	(13,842)	961
Quebec	578,181	477,396	826	13,633	2,415	51,720	9,488	959	(52,952)	868
Detour Lake	321,110	276,276	860	2,065	1,077	18,083	3,000	936	(2,119)	929
Macassa	173,392	98,092	566	4,775	794	7,610	161	643	(1,175)	636
Ontario	494,502	374,368	757	6,840	1,871	25,693	3,161	833	(3,294)	826
Meliadine	188,775	196,915	1,043	(6,396)	998	—	228	1,016	(697)	1,012
Meadowbank	242,061	233,006	963	(3,011)	1,304	(13,795)	299	900	(2,132)	891
Nunavut	430,836	429,921	998	(9,407)	2,302	(13,795)	527	951	(2,829)	944
Fosterville	93,189	71,058	763	3,421	—	—	53	800	(270)	797
Australia	93,189	71,058	763	3,421	—	—	53	800	(270)	797
Kittila	104,461	110,897	1,062	1,803	(431)	—	(119)	1,074	(294)	1,071
Finland	104,461	110,897	1,062	1,803	(431)	—	(119)	1,074	(294)	1,071
Pinos Altos	38,654	93,280	2,413	3,523	29	—	568	2,520	(17,123)	2,077
Mexico	38,654	93,280	2,413	3,523	29	—	568	2,520	(17,123)	2,077
Consolidated	1,739,823	1,556,920	895	19,813	6,186	63,618	13,678	954	(76,762)	910

Notes:
(i)
Gold production for the six months ended June 30, 2025 excludes 2,669 ounces of payable production of gold at La India and 64 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the six months ended June 30, 2025 is $2.5 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
Reconciliation of Production Costs to Minesite Costs per Tonne by Mine
Three Months Ended June 30, 2026
(thousands of United States dollars, except as noted)
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty and NTI Payment in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde	713	112,940	C$	156,211	C$	219	C$	(16,492)	C$	—	C$	(9,237)	C$	183
Canadian Malartic	4,387	126,188	C$	173,987	C$	40	C$	53,982	C$	(1)	C$	—	C$	52
Goldex	817	40,826	C$	56,582	C$	69	C$	1,711	C$	—	C$	—	C$	71
Quebec	5,917	279,954	C$	386,780	C$	65	C$	39,201	C$	(1)	C$	(9,237)	C$	70
Detour Lake	7,305	153,621	C$	212,621	C$	29	C$	2,968	C$	24,995	C$	—	C$	33
Macassa	236	70,266	C$	97,364	C$	413	C$	14,563	C$	4,192	C$	—	C$	492
Ontario	7,541	223,887	C$	309,985	C$	41	C$	17,531	C$	29,187	C$	—	C$	47
Meliadine	648	122,373	C$	168,774	C$	260	C$	(29,326)	C$	—	C$	—	C$	215
Meadowbank	1,013	149,641	C$	206,735	C$	204	C$	5,440	C$	(42,776)	C$	—	C$	167
Nunavut	1,661	272,014	C$	375,509	C$	226	C$	(23,886)	C$	(42,776)	C$	—	C$	186
Fosterville	204	51,693	A$	74,457	A$	365	A$	(4,976)	A$	—	A$	—	A$	341
Australia	204	51,693	A$	74,457	A$	365	A$	(4,976)	A$	—	A$	—	A$	333
Kittila	583	67,623		€58,195		€100		€2,474		€—		€—		€104
Finland	583	67,623		€58,195		€100		€2,474		€—		€—		€104
Pinos Altos	442	58,587		$58,587		$133		$(462)		$—		$—		$132
Mexico	442	58,587		$58,587		$133		$(462)		$—		$—		$132

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the three months ended June 30, 2026 is C$8.0 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
Three Months Ended June 30, 2025
(thousands of United States dollars, except as noted)
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty and NTI Payment in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde	674	83,734	C$	116,035	C$	172	C$	2,966	C$	—	C$	(7,056)	C$	166
Canadian Malartic	4,963	115,383	C$	159,348	C$	32	C$	14,254	C$	37,270	C$	—	C$	42
Goldex	819	37,690	C$	52,257	C$	64	C$	(895)	C$	—	C$	—	C$	63
Quebec	6,456	236,807	C$	327,640	C$	51	C$	16,325	C$	37,270	C$	(7,056)	C$	58
Detour Lake	6,836	141,330	C$	196,403	C$	29	C$	2,328	C$	12,887	C$	—	C$	31
Macassa	143	48,266	C$	66,005	C$	462	C$	3,954	C$	5,584	C$	—	C$	529
Ontario	6,979	189,596	C$	262,408	C$	38	C$	6,282	C$	18,471	C$	—	C$	41
Meliadine	545	113,093	C$	158,074	C$	290	C$	(19,587)	C$	—	C$	—	C$	254
Meadowbank	692	106,039	C$	145,678	C$	211	C$	(2,682)	C$	(8,533)	C$	—	C$	194
Nunavut	1,237	219,132	C$	303,752	C$	246	C$	(22,269)	C$	(8,533)	C$	—	C$	221
Fosterville	188	38,018	A$	58,194	A$	309	A$	1,135	A$	—	A$	—	A$	315
Australia	188	38,018	A$	58,194	A$	309	A$	1,135	A$	—	A$	—	A$	315
Kittila	482	55,064		€48,363		€100		€1,996		€—		€—		€104
Finland	482	55,064		€48,363		€100		€1,996		€—		€—		€104
Pinos Altos	441	50,570		$50,570		$115		$1,238		$—		$—		$118
Mexico	441	50,570		$50,570		$115		$1,238		$—		$—		$118

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the three months ended June 30, 2025 is C$2.0 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
Six Months Ended June 30, 2026
(thousands of United States dollars, except as noted)
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty and NTI Payment in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde	1,489	200,948	C$	277,238	C$	186	C$	7,141	C$	—	C$	(18,461)	C$	179
Canadian Malartic	9,094	256,134	C$	352,809	C$	39	C$	111,635	C$	—	C$	—	C$	51
Goldex	1,630	80,825	C$	111,634	C$	69	C$	(943)	C$	—	C$	—	C$	68
Quebec	12,213	537,907	C$	741,681	C$	61	C$	117,833	C$	—	C$	(18,461)	C$	69
Detour Lake	14,053	322,000	C$	443,686	C$	32	C$	(10,358)	C$	48,829	C$	—	C$	34
Macassa	385	142,731	C$	197,137	C$	512	C$	4,879	C$	12,400	C$	—	C$	557
Ontario	14,438	464,731	C$	640,823	C$	44	C$	(5,479)	C$	61,229	C$	—	C$	48
Meliadine	1,206	215,932	C$	297,484	C$	247	C$	(7,152)	C$	—	C$	—	C$	241
Meadowbank	2,112	333,256	C$	459,496	C$	218	C$	(2,927)	C$	(113,592)	C$	—	C$	162
Nunavut	3,318	549,188	C$	756,980	C$	228	C$	(10,079)	C$	(113,592)	C$	—	C$	191
Fosterville	420	97,186	A$	140,927	A$	336	A$	(3,106)	A$	—	A$	—	A$	328
Australia	420	97,186	A$	140,927	A$	336	A$	(3,106)	A$	—	A$	—	A$	328
Kittila	1,031	135,632		€116,176		€113		€(888)		€—		€—		€112
Finland	1,031	135,632		€116,176		€113		€(888)		€—		€—		€112
Pinos Altos	869	124,701		$124,701		$143		$(8,583)		$—		$—		$134
Mexico	869	124,701		$124,701		$143		$(8,583)		$—		$—		$134

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the six months ended June 30, 2026 is C$13.0 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
Six Months Ended June 30, 2025
(thousands of United States dollars, except as noted)
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty and NTI Payment in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde	1,349	170,378	C$	239,794	C$	178	C$	(3,185)	C$	—	C$	(13,203)	C$	166
Canadian Malartic	9,828	234,672	C$	328,611	C$	33	C$	22,204	C$	72,670	C$	—	C$	43
Goldex	1,611	72,346	C$	101,756	C$	63	C$	(565)	C$	—	C$	—	C$	63
Quebec	12,788	477,396	C$	670,161	C$	52	C$	18,454	C$	72,670	C$	(13,203)	C$	59
Detour Lake	13,466	276,276	C$	388,036	C$	29	C$	2,341	C$	25,442	C$	—	C$	31
Macassa	291	98,092	C$	137,464	C$	472	C$	6,646	C$	10,692	C$	—	C$	531
Ontario	13,757	374,368	C$	525,500	C$	38	C$	8,987	C$	36,134	C$	—	C$	41
Meliadine	1,103	196,915	C$	276,854	C$	251	C$	(10,860)	C$	—	C$	—	C$	241
Meadowbank	1,729	233,006	C$	325,614	C$	188	C$	(5,107)	C$	(19,230)	C$	—	C$	174
Nunavut	2,832	429,921	C$	602,468	C$	213	C$	(15,967)	C$	(19,230)	C$	—	C$	200
Fosterville	351	71,058	A$	110,167	A$	314	A$	5,316	A$	—	A$	—	A$	329
Australia	351	71,058	A$	110,167	A$	314	A$	5,316	A$	—	A$	—	A$	329
Kittila	1,004	110,897		€101,506		€101		€634		€—		€—		€102
Finland	1,004	110,897		€101,506		€101		€634		€—		€—		€102
Pinos Altos	822	93,280		$93,280		$113		$3,552		$—		$—		$118
Mexico	822	93,280		$93,280		$113		$3,552		$—		$—		$118

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the six months ended June 30, 2025 is C$3.6 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
All-in Sustaining Costs per Ounce
All-in sustaining costs per ounce (also referred to as “AISC per ounce”) on a by-product basis is calculated as the aggregate of (i) total cash costs on a by-product basis, (ii) sustaining capital expenditures (including capitalized exploration), (iii) general and administrative expenses (including stock option expense), (iv) lease payments related to sustaining assets and (v) reclamation expenses, each as measured on a per ounce of production basis. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce on a co-product basis is calculated in the same manner as AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning the impact of by-product metals is not deducted. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. In this MD&A, unless otherwise indicated, all-in sustaining costs per ounce is reported on a by-product basis (see “Total Cash Costs per Ounce” for a discussion of regarding the Company’s use of by-product basis reporting). For periods commencing on or after January 1, 2026, the Company revised the composition of certain of its non-GAAP performance measures, including “all-in sustaining costs per ounce”, to adjust for the NTI Payments, that is, payments made to NTI under the Company’s mineral production leases in respect of the Amaruq mine at Meadowbank. This revised composition aligns with changes made to the calculation of “total cash costs per ounce”, discussed above in “Total Cash Costs per Ounce”. For the reasons outlined above in respect of the change to the composition of “total cash costs per ounce”, the Company believes that this revision to the composition of AISC per ounce is helpful to both management and investors as it better reflects the cost performance at the Amaruq mine at Meadowbank and conforms the calculations of costs used across all of the Company’s mines.
Management believes that AISC per ounce is useful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides useful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne, as this measure is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards.
The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council (“WGC”) in 2018, except in aspect of its treatment of the NTI Payment at Meadowbank. As discussed above, the Company views the NTI Payments as having similar characteristics to the Crown royalty, which is treated as income tax under IFRS Accounting Standards and therefore excluded from the Company’s AISC calculations. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company’s adoption of the WGC’s guidance, AISC per ounce reported by the Company may not be comparable to data reported by other gold mining companies.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce for the three and six months ended June 30, 2026 and June 30, 2025 on both a by-product basis (deducting the impact of by-product metals from production costs) and a co-product basis (without deducting the impact of by-product metals from production costs).
Reconciliation of Production Costs to All-in Sustaining Costs per Ounce
	Three Months Ended June 30,		Six Months Ended June 30,
(United States dollars per ounce, except where noted)	2026	2025	2026	2025
Production costs per the Second Quarter Financial Statements (thousands of United States dollars)	$953,758	$789,187	$1,909,345	$1,556,920
Gold production (ounces)(i)	855,816	866,029	1,680,925	1,739,823
Production costs per ounce	$1,114	$911	$1,136	$895
Adjustments:
Inventory adjustments(ii)	(11)	12	(3)	11
In-kind royalty and NTI Payments(iii)	24	39	18	36
Realized gains and losses on hedges of production costs	(4)	—	(5)	4
Smelting, refining and marketing charges	6	9	7	8
Total cash costs per ounce (co-product basis)	$1,129	$971	$1,153	$954
Impact of by-product metals	(75)	(46)	(80)	(44)
Total cash costs per ounce (by-product basis)	$1,054	$925	$1,073	$910
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	286	273	265	234
General and administrative expenses (including stock option expense)	68	67	81	68
Non-cash reclamation provision and sustaining leases(iv)	51	16	52	15
All-in sustaining costs per ounce (by-product basis)	$1,459	$1,281	$1,471	$1,227
Impact of by-product metals	75	46	80	44
All-in sustaining costs per ounce (co-product basis)	$1,534	$1,327	$1,551	$1,271

Notes:
(i)
Gold production for the three and six months ended June 30, 2026 excludes 440 and 858 ounces of payable production of gold at La India and 58 and 134 ounces of payable production of gold at Creston Mascota, respectively, which were produced from residual leaching. Gold production for the three and six months ended June 30, 2025 excludes 858 and 2,669 ounces of payable production of gold at La India and 39 and 64 ounces of payable production of gold at Creston Mascota, respectively, which were produced from residual leaching.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three and six months ended June 30, 2026 is $5.8 and $9.4 million, respectively, associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold. Included in inventory adjustments for Canadian Malartic for the three and six months ended June 30, 2025 is $1.4 and $2.5 million, respectively, associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of all-in sustaining costs per ounce. NTI Payments are incurred solely at

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “All-in Sustaining Costs per Ounce”.
(iv)
Sustaining leases are lease payments related to sustaining assets.

Capital Expenditures
Capital expenditures are calculated by deducting working capital adjustments from additions to property, plant and mine development per the Second Quarter Financial Statements.
Capital expenditures are classified into sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration. Sustaining capital expenditures and sustaining capitalized exploration are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures and sustaining capitalized exploration include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures and development capitalized exploration represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS Accounting Standards and other companies may classify expenditures in a different manner.
The following table sets out a reconciliation of sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration to the additions to property, plant and mine development per the Second Quarter Financial Statements for the three and six months ended June 30, 2026 and June 30, 2025.
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2026	2025	2026	2025
Sustaining capital expenditures	$236,950	$233,600	$433,542	$401,676
Sustaining capitalized exploration	8,843	5,514	14,230	9,962
Development capital expenditures	462,274	226,646	754,564	412,870
Development capitalized exploration	92,853	72,175	172,194	132,679
Total Capital Expenditures	$800,920	$537,935	$1,374,530	$957,187
Working capital adjustments	8,335	2,541	48,474	33,413
Additions to property, plant and mine development per the Second Quarter Financial Statements	$809,255	$540,476	$1,423,004	$990,600

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
The following table sets out a reconciliation of sustaining capital expenditures and development capital expenditures per minesite to the additions to property, plant and mine development per the Second Quarter Financial Statements for the three and six months ended June 30, 2026 and June 30, 2025.
Sustaining Capital Expenditures and Development Capital Expenditures
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2026	2025	2026	2025
LaRonde	$20,550	$21,507	$37,443	$39,904
Canadian Malartic	23,663	29,189	47,411	54,350
Goldex	9,957	13,199	20,262	27,432
Quebec	54,170	63,895	105,116	121,686
Detour Lake	74,496	63,741	117,027	99,599
Macassa	12,854	10,530	33,226	19,477
Ontario	87,350	74,271	150,253	119,076
Meliadine	20,431	17,253	38,166	32,502
Meadowbank	23,738	34,160	46,893	57,528
Nunavut	44,169	51,413	85,059	90,030
Fosterville	25,404	15,985	48,440	28,615
Australia	25,404	15,985	48,440	28,615
Kittila	21,592	20,452	35,741	30,608
Finland	21,592	20,452	35,741	30,608
Pinos Altos	12,613	10,546	21,580	17,196
Mexico	12,613	10,546	21,580	17,196
Other(i)	495	2,552	1,583	4,427
Sustaining capital expenditures	$245,793	$239,114	$447,772	$411,638
LaRonde	$21,636	$18,150	$42,033	$35,093
Canadian Malartic	123,092	75,063	215,703	131,767
Goldex	10,251	4,228	18,328	6,706
Quebec	154,979	97,441	276,064	173,566
Detour Lake	85,195	67,362	165,260	130,062
Macassa	49,001	28,627	82,330	60,918
Ontario	134,196	95,989	247,590	190,980
Meliadine	24,419	19,514	46,974	35,605
Meadowbank	10,366	1,356	19,562	2,681
Hope Bay	142,927	35,695	188,525	52,470
Nunavut	177,712	56,565	255,061	90,756
Fosterville	11,454	10,328	19,245	20,173
Australia	11,454	10,328	19,245	20,173
Kittila	3,757	814	7,303	2,946
Finland	3,757	814	7,303	2,946
Pinos Altos	3,844	16	5,676	2,939
San Nicolás	4,479	1,962	7,196	4,047
Mexico	8,323	1,978	12,872	6,986
Other(i)	64,706	35,706	108,623	60,142
Development capital expenditures	$555,127	$298,821	$926,758	$545,549
Total capital expenditures	$800,920	$537,935	$1,374,530	$957,187
Working capital adjustments	8,335	2,541	48,474	33,413
Additions to property, plant and mine development per the Second Quarter Financial Statements	$809,255	$540,476	$1,423,004	$990,600

Note:
(i)
Other projects are not segregated by region and can include projects in Canada, Australia, Finland, Mexico and other countries.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION
Certain statements in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. When used in this MD&A, the words “achieve”, “aim”, “anticipate”, “commit”, “could”, “envisions”, “estimate”, “expect”, “forecast”, “future”, “guide”, “objective”, “plan”, “potential”, “schedule”, “target”, “track”, “will”, and similar expressions are intended to identify forward-looking statements.
Such statements include the Company’s forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, other expenses and cash flows; the potential for additional gold production at the Company’s sites, including the potential to increase annual gold production by 20% to 30% over the next decade, exceeding four million ounces of annual gold production by the 2030s; the estimated timing and conclusions of the Company’s studies and evaluations; the methods by which ore will be extracted or processed; the Company’s plans at Detour Lake underground, Upper Beaver, Odyssey, Hope Bay and San Nicolás, including the approval, timing, funding, completion and commissioning thereof and the commencement of production therefrom; statements concerning the Company’s “fill-the-mill” strategy at Canadian Malartic; statements regarding the rock mass movement at the Barnat open pit’s effect on production; statements regarding the remediation plan and redesign at the Barnat open pit; statements regarding the effect of the rock mass movement on the development or production outlook at the Odyssey mine or change to the Company’s pathway to increase annual production at Canadian Malartic; the Company’s plans to reduce dilution associated with the acquisition of Rupert; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development, production, closure and other capital expenditures and estimates of the timing of such exploration, development, production and closure or decisions with respect to such exploration, development, production and closure; estimates of mineral reserves and mineral resources and the effect of drill results and studies on future mineral reserves and mineral resources; the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations, and the anticipated timing or submission or receipt thereof; future exploration; the anticipated timing of events with respect to the Company’s mine sites; the Company’s plans and strategies with respect to sustainability initiatives; the sufficiency of the Company’s cash resources; the Company’s plans with respect to hedging, the effectiveness of its hedging strategies and the economic impact thereof; future activity with respect to the Company’s unsecured revolving bank credit facility and other indebtedness; future dividend amounts, record dates and payment dates; statements regarding potential payments under the contingent value rights; the effect of tariffs, trade restrictions and the effect of geo-political events on the Company, whether through availability of imports or inflation; plans with respect to activity under the NCIB and the renewal thereof, including the anticipated increase in the purchase limit; and anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this MD&A and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis for the year ended December 31, 2025 (the “2025 MD&A”) and the Company’s Annual Information Form

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
(the “AIF”) for the year ended December 31 2025 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2025 (the “Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the Company’s plans for its mining operations are not changed or amended in a material way; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle’s expectations; that the effect of tariffs or trade disputes will not materially affect the price or availability of the inputs the Company uses at its operations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company’s operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company’s efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company’s current plans to address climate change and reduce greenhouse gas emissions are successful; that the Company’s current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites.
Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; risks associated with joint ventures; governmental and environmental regulation; the volatility of the Company’s stock price; risks associated with the Company’s currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe, South America and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company.
For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A, see the AIF and 2025 MD&A filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.
NOTE TO INVESTORS REGARDING CERTAIN PROJECT EVALUATIONS
The forecast parameters surrounding certain projects, including Hope Bay, were based on internal evaluations, which are preliminary in nature and include inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized.
The basis for the internal evaluations and the qualifications and assumptions made by the qualified persons who undertook the internal evaluations are set out in the news release dated May 19, 2026 for Hope Bay. The results of the internal evaluations had no impact on the results of any pre-feasibility or feasibility study.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
SCIENTIFIC AND TECHNICAL INFORMATION
The scientific and technical information set out in this MD&A relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice-President & Chief Operating Officer — Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, P.Eng., Executive Vice-President & Chief Operating Officer — Ontario, Australia & Mexico; relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice-President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice-President, Mineral Resources Management, each of whom is a “Qualified Person” for the purposes of NI 43-101.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
Summary of Operations Key Performance Indicators
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars, except where noted)	2026	2025	2026	2025
Net income — key line items:
Revenue from mining operations
LaRonde	$373,589	$311,077	$775,516	$590,160
Canadian Malartic	597,767	497,217	1,352,620	919,264
Goldex	138,937	115,280	305,473	211,249
Quebec	1,110,293	923,574	2,433,609	1,720,673
Detour Lake	872,436	545,174	1,816,666	989,060
Macassa	294,473	260,231	600,917	495,893
Ontario	1,166,909	805,405	2,417,583	1,484,953
Meliadine	517,888	354,517	894,482	612,806
Meadowbank	427,534	334,715	1,021,960	739,800
Nunavut	945,422	689,232	1,916,442	1,352,606
Fosterville	207,651	153,845	388,327	263,674
Australia	207,651	153,845	388,327	263,674
Kittila	263,792	167,942	515,690	329,030
Finland	263,792	167,942	515,690	329,030
Pinos Altos	108,760	76,103	231,032	133,413
Mexico	108,760	76,103	231,032	133,413
Corporate and Other	(9)	—	(276)	—
Revenues from mining operations	3,802,818	2,816,101	7,902,407	5,284,349
Production costs	953,758	789,187	1,909,345	1,556,920
Amortization of property, plant and mine development	423,256	376,956	843,522	793,756
Gross profit	2,425,804	1,649,958	5,149,540	2,933,673
Exploration, corporate and other	102,949	33,339	267,061	122,483
Income before income and mining taxes	2,322,855	1,616,619	4,882,479	2,811,190
Income and mining taxes expense	722,402	547,908	1,586,565	927,748
Net income for the period	$1,600,453	$1,068,711	$3,295,914	$1,883,442
Net income per share — basic	$3.19	$2.13	$6.58	$3.75
Net income per share — diluted	$3.17	$2.12	$6.56	$3.74
Cash flows:
Cash provided by operating activities	$2,144,120	$1,845,488	$3,489,988	$2,889,734
Cash used in investing activities	$(1,189,583)	$(610,936)	$(1,954,442)	$(1,260,876)
Cash used in financing activities	$(600,715)	$(819,155)	$(935,367)	$(1,002,121)
Realized prices:
Gold (per ounce)	$4,483	$3,288	$4,672	$3,090
Silver (per ounce)	$64.98	$35.72	$74.82	$34.45

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Payable production(i):
Gold (ounces):
LaRonde	81,261	91,252	162,857	182,743
Canadian Malartic	135,243	172,531	301,459	332,304
Goldex	29,277	33,118	58,649	63,134
Quebec	245,781	296,901	522,965	578,181
Detour Lake	207,279	168,272	384,298	321,110
Macassa	80,143	87,364	135,736	173,392
Ontario	287,422	255,636	520,034	494,502
Meliadine	97,516	90,263	191,347	188,775
Meadowbank	100,165	101,935	214,027	242,061
Nunavut	197,681	192,198	405,374	430,836
Fosterville	42,012	49,574	83,455	93,189
Australia	42,012	49,574	83,455	93,189
Kittila	61,969	50,357	110,496	104,461
Finland	61,969	50,357	110,496	104,461
Pinos Altos	20,951	21,363	38,601	38,654
Mexico	20,951	21,363	38,601	38,654
Total gold (ounces)	855,816	866,029	1,680,925	1,739,823
Silver (thousands of ounces)	653	611	1,252	1,213
Zinc (tonnes)	1,101	2,384	2,120	4,126
Copper (tonnes)	1,581	1,161	3,060	2,545
Payable metal sold(ii):
Gold (ounces):
LaRonde	81,092	88,908	159,539	179,417
Canadian Malartic	130,634	150,830	285,931	295,493
Goldex	29,087	33,167	60,843	63,860
Quebec	240,813	272,905	506,313	538,770
Detour Lake	195,070	166,034	386,419	321,514
Macassa	65,482	79,145	127,516	160,145
Ontario	260,552	245,179	513,935	481,659
Meliadine	114,094	108,188	191,344	197,458
Meadowbank	95,700	102,224	217,461	242,574
Nunavut	209,794	210,412	408,805	440,032
Fosterville	46,000	46,500	84,000	84,500
Australia	46,000	46,500	84,000	84,500
Kittila	58,300	51,000	110,900	107,000
Finland	58,300	51,000	110,900	107,000
Pinos Altos	20,429	20,839	41,586	37,839
Mexico	20,429	20,839	41,586	37,839
Total gold (ounces)	835,505	846,835	1,665,156	1,689,800
Silver (thousands of ounces)	570	574	1,187	1,101
Zinc (tonnes)	1,153	2,391	2,337	4,203
Copper (tonnes)	1,589	1,162	3,098	2,560

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026

Notes:
(i)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. For the three months ended June 30, 2026 and June 30, 2025, it excludes 440 ounces of gold and 858 ounces of gold produced at La India respectively and 58 ounces of gold and 39 ounces of gold produced at Creston Mascota respectively. For the six months ended June 30, 2026 and June 30, 2025, it excludes 858 ounces of gold and 2,669 ounces of gold produced at La India respectively, and 134 ounces of gold and 64 ounces of gold produced at Creston Mascota respectively.

(ii)
Payable metals sold from Canadian Malartic, Detour Lake and Macassa exclude the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines. For the six months ended June 30, 2025, payable metals sold excludes 2,500 ounces of gold from La India.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026
Summarized Quarterly Data
	Three months ended
(thousands of United States dollars, except where noted)	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
Revenues from mining operations	$2,155,609	$2,223,700	$2,468,248	$2,816,101	$3,059,529	$3,563,973	$4,099,589	$3,802,818
Production costs	783,653	746,858	767,733	789,187	839,321	944,443	955,587	953,758
Amortization of property, plant and mine development	390,245	388,217	416,800	376,956	429,947	421,594	420,266	423,256
Gross profit	981,711	1,088,625	1,283,715	1,649,958	1,790,261	2,197,936	2,723,736	2,425,804
Impairment reversal	—	—	—	—	—	(229,000)	—	—
Exploration, corporate and other	141,921	306,114	89,144	33,339	214,693	109,783	164,112	102,949
Income before income and mining taxes	839,790	782,511	1,194,571	1,616,619	1,575,568	2,317,153	2,559,624	2,322,855
Income and mining taxes expense	272,672	273,256	379,840	547,908	520,610	794,092	864,163	722,402
Net income for the period	$567,118	$509,255	$814,731	$1,068,711	$1,054,958	$1,523,061	$1,695,461	$1,600,453
Net income per share — basic	$1.13	$1.02	$1.62	$2.13	$2.10	$3.04	$3.39	$3.19
Net income per share — diluted	$1.13	$1.01	$1.62	$2.12	$2.10	$3.04	$3.38	$3.17
Cash flows:
Cash provided by operating activities	$1,084,532	$1,131,849	$1,044,246	$1,845,488	$1,815,875	$2,111,504	$1,345,868	$2,144,120

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)
	As at June 30, 2026	As at December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$3,463,957	$2,866,053
Inventories	1,623,497	1,698,830
Fair value of derivative financial instruments (Notes 6 and 15)	3,525	34,428
Other current assets (Note 7A)	432,603	394,631
Total current assets	5,523,582	4,993,942
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development (Note 8)	25,735,534	22,850,540
Investments (Notes 6, 9 and 15)	1,161,559	1,508,252
Other assets (Note 7B)	1,216,696	960,885
Total assets	$37,795,043	$34,471,291
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$1,278,680	$1,033,444
Share based liabilities	30,365	31,722
Income taxes payable	278,144	1,226,347
Reclamation provision	222,016	144,537
Lease obligations	34,306	30,480
Fair value of derivative financial instruments (Notes 6 and 15)	89,101	5,676
Total current liabilities	1,932,612	2,472,206
Non-current liabilities:
Long-term debt (Note 10)	196,825	196,271
Reclamation provision	1,286,556	1,318,476
Lease obligations	89,219	94,719
Share based liabilities	12,785	23,921
Deferred income and mining tax liabilities	5,489,781	5,373,013
Other liabilities	183,535	250,221
Total liabilities	9,191,313	9,728,827
EQUITY
Common shares (Note 11):
Outstanding — 506,899,374 common shares issued, less 534,510 shares held in trust	20,147,781	18,699,862
Stock options (Notes 11 and 12)	166,303	166,775
Retained earnings	8,130,478	5,463,906
Other reserves (Note 13)	159,168	411,921
Total equity	28,603,730	24,742,464
Total liabilities and equity	$37,795,043	$34,471,291
Commitments and contingencies (Note 18)
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
REVENUES
Revenues from mining operations (Note 14)	$3,802,818	$2,816,101	$7,902,407	$5,284,349
COST OF SALES
Production costs	953,758	789,187	1,909,345	1,556,920
Amortization of property, plant and mine development	423,256	376,956	843,522	793,756
Gross profit	2,425,804	1,649,958	5,149,540	2,933,673
EXPENSES (INCOME)
Exploration and corporate development	61,531	52,100	114,087	93,905
General and administrative	57,948	57,890	135,798	118,599
Finance costs	16,039	27,429	31,795	49,873
Loss (gain) on derivative financial instruments (Note 15)	81,404	(125,264)	76,704	(194,123)
Foreign exchange translation	20,128	(11,571)	19,395	(11,631)
Care and maintenance	15,275	15,682	37,871	29,583
Gain on sale of investments (Note 16)	(155,319)	—	(155,319)	—
Other income and expenses (Note 16)	5,943	17,073	6,730	36,277
Income before income and mining taxes	2,322,855	1,616,619	4,882,479	2,811,190
Income and mining taxes expense	722,402	547,908	1,586,565	927,748
Net income for the period	$1,600,453	$1,068,711	$3,295,914	$1,883,442
Net income per share — basic (Note 11)	$3.19	$2.13	$6.58	$3.75
Net income per share — diluted (Note 11)	$3.17	$2.12	$6.56	$3.74
Cash dividends declared per common share	$0.45	$0.40	$0.90	$0.80
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net income for the period	$1,600,453	$1,068,711	$3,295,914	$1,883,442
Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments (Note 13):
Reclassified from the cash flow hedge reserve to net income	294	294	588	588
	294	294	588	588
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement loss on pension benefit obligations	(42)	(44)	(84)	(86)
Income tax impact	11	11	22	22
Equity securities (Note 13):
Net change in fair value of equity securities	(173,414)	88,840	(31,059)	248,876
Income tax impact	51,451	(12,068)	33,287	(31,754)
	(121,994)	76,739	2,166	217,058
Other comprehensive (loss) income for the period	(121,700)	77,033	2,754	217,646
Comprehensive income for the period	$1,478,753	$1,145,744	$3,298,668	$2,101,088
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)
	Common Shares Outstanding		Stock Options	Retained Earnings	Other Reserves	Total Equity
	Shares	Amount
Balance at December 31, 2024	501,729,505	$18,675,660	$172,145	$2,026,242	$(41,147)	$20,832,900
Net income	—	—	—	1,883,442	—	1,883,442
Other comprehensive (loss) income:	—	—	—	(64)	217,710	217,646
Total comprehensive income	—	—	—	1,883,378	217,710	2,101,088
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12)	1,123,933	74,582	(12,736)	—	—	61,846
Stock options (Notes 11 and 12)	—	—	6,259	—	—	6,259
Shares issued under incentive share purchase plan	274,680	31,049	—	—	—	31,049
Shares issued under dividend reinvestment plan	422,617	45,180	—	—	—	45,180
Share cancellations (Note 11)	(1,324,535)	(49,553)	—	(100,381)	—	(149,934)
Dividends declared ($0.80 per share)	—	—	—	(401,509)	—	(401,509)
Restricted Share Unit plan (“RSU”), Performance Share Unit plan (“PSU”) and Long Term Incentive Plan (“LTIP”) (Notes 11 and 12)	115,770	15,607	—	—	—	15,607
Balance at June 30, 2025	502,341,970	$18,792,525	$165,668	$3,407,730	$176,563	$22,542,486
Balance at December 31, 2025	500,046,600	$18,699,862	$166,775	$5,463,906	$411,921	$24,742,464
Net income	—	—	—	3,295,914	—	3,295,914
Other comprehensive (loss) income	—	—	—	(62)	2,816	2,754
Total comprehensive income	—	—	—	3,295,852	2,816	3,298,668
Transfer of gain on disposal of equity securities to retained earnings, net of tax (Notes 9 and 13)	—	—	—	255,569	(255,569)	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12)	504,503	39,192	(6,210)	—	—	32,982
Stock options (Notes 11 and 12)	—	—	5,738	—	—	5,738
Shares issued on acquisition of Rupert Resources Ltd. (Note 5)	8,224,116	1,434,367	—	—	—	1,434,367
Shares issued under incentive share purchase plan	221,563	37,798	—	—	—	37,798
Shares issued under dividend reinvestment plan	212,921	39,353	—	—	—	39,353
Share cancellations (Note 11)	(3,032,129)	(122,865)	—	(435,494)	—	(558,359)
Dividends declared ($0.90 per share)	—	—	—	(449,355)	—	(449,355)
RSU, PSU and LTIP (Notes 11 and 12)	187,290	20,074	—	—	—	20,074
Balance at June 30, 2026	506,364,864	$20,147,781	$166,303	$8,130,478	$159,168	$28,603,730
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
OPERATING ACTIVITIES
Net income for the period	$1,600,453	$1,068,711	$3,295,914	$1,883,442
Add (deduct) adjusting items:
Amortization of property, plant and mine development	423,256	376,956	843,522	793,756
Deferred income and mining taxes	99,283	(8,766)	158,820	9,725
Unrealized loss (gain) on currency and commodity derivatives (Note 15)	92,988	(118,678)	117,042	(149,798)
Unrealized loss (gain) on warrants (Note 15)	12,296	(7,263)	(6,693)	(61,431)
Stock-based compensation (Note 12)	11,695	21,389	46,626	48,782
Foreign exchange translation	20,128	(11,571)	19,395	(11,631)
Gain on sale of investments (Note 16)	(155,319)	—	(155,319)	—
Other	7,424	11,308	24,259	28,631
Changes in non-cash working capital balances:
Income taxes	(13,390)	478,106	(1,002,470)	301,367
Inventories	(42,494)	(53,061)	(5,694)	(22,144)
Other current assets	(18,741)	(38,152)	(29,755)	(6,762)
Accounts payable and accrued liabilities	106,541	126,509	184,341	75,797
Cash provided by operating activities	2,144,120	1,845,488	3,489,988	2,889,734
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 8)	(809,255)	(540,476)	(1,423,004)	(990,600)
Purchase of O3 Mining, net of cash and cash equivalents acquired	—	—	—	(121,960)
Purchase of Central Lapland properties, net of cash and cash equivalents acquired (Note 5)	(578,408)	—	(578,408)	—
Contributions for acquisition of mineral assets	(6,354)	(4,575)	(11,634)	(8,400)
Purchase of equity securities and other investments	(73,389)	(70,304)	(218,091)	(138,361)
Proceeds from sale of equity securities and other investments	260,646	—	260,646	—
Other investing activities	17,177	4,419	16,049	(1,555)
Cash used in investing activities	(1,189,583)	(610,936)	(1,954,442)	(1,260,876)
FINANCING ACTIVITIES
Repayment of Senior Notes	—	(550,000)	—	(550,000)
Repayment of lease obligations	(8,531)	(9,172)	(15,769)	(18,350)
Dividends paid	(206,854)	(180,778)	(410,019)	(356,345)
Repurchase of common shares (Notes 11 and 12)	(399,942)	(99,938)	(567,775)	(159,988)
Proceeds from exercise of stock options (Note 12)	1,548	9,820	32,982	61,846
Common shares issued	13,064	10,913	25,214	20,716
Cash used in financing activities	(600,715)	(819,155)	(935,367)	(1,002,121)
Effect of exchange rate changes on cash and cash equivalents	(1,734)	3,856	(2,275)	4,397
Net increase in cash and cash equivalents during the period	352,088	419,253	597,904	631,134
Cash and cash equivalents, beginning of period	3,111,869	1,138,312	2,866,053	926,431
Cash and cash equivalents, end of period	$3,463,957	$1,557,565	$3,463,957	$1,557,565
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$2,776	$37,233	$3,339	$38,418
Income and mining taxes paid	$623,176	$79,703	$2,411,498	$616,305
See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2026
1.
CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company’s mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). Agnico Eagle sells its gold production into the world market.
These condensed interim consolidated financial statements (the “interim financial statements”) were authorized for issuance by the Board of Directors of the Company on July 29, 2026.
2.
BASIS OF PREPARATION

Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining operations at the LaRonde Zone 5 mine (“LZ5”). The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Meadowbank complex consists of the milling and processing operations at the Meadowbank mine and the mining operations at the Amaruq open pit and underground mines. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine. References to other operations are to the relevant mines, projects or properties, as applicable.
A)
Statement of Compliance

The accompanying interim financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) in United States (“US”) dollars. These interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS® Accounting Standards”) for annual audited consolidated financial statements.
These interim financial statements should be read in conjunction with the Company’s 2025 annual audited consolidated financial statements, including the accounting policies and notes thereto, filed with the Canadian Securities Administrators on the SEDAR+ website and included in the Annual Report on Form 40-F for the year ended December 31, 2025, which were prepared in accordance with IFRS Accounting Standards.
In the opinion of management, these interim financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2026 and December 31, 2025 and the results of operations and cash flows for the three and six months ended June 30, 2026 and June 30, 2025.
Operating results for the three and six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2026.
B)
Basis of Presentation

These interim financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The interim financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.
3.
MATERIAL ACCOUNTING POLICIES

These interim financial statements follow the same material accounting policies and methods of their application as the December 31, 2025 annual audited consolidated financial statements except as described below for new accounting standards adopted effective January 1, 2026.
Recently Adopted Accounting Standards
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (“IFRS 9” and “IFRS 7”). The IFRS 9 amendments provide clarification on the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system, whereas the IFRS 7 amendments introduce additional disclosure requirements relating to investments in equity instruments designated at Fair Value through Other

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2026
3.
MATERIAL ACCOUNTING POLICIES (Continued)

Comprehensive Income (“FVOCI”). These amendments are effective for periods commencing on or after January 1, 2026, with early adoption permitted. The Company has determined that the additional disclosure requirements under the IFRS 7 amendments are applicable however, the impact to the consolidated financial statements is immaterial. The Company has determined that the amendments to IFRS 9 have an immaterial impact to its consolidated financial statements.
New Accounting Standards Issued But Not Yet Adopted
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1. IFRS 18 introduces new requirements for the presentation of the income statement, including specified totals and subtotals, and requires entities to classify all income and expenses into one of five categories: operating, investing, financing, income taxes, and discontinued operations. The standard also introduces new disclosure requirements for management-defined performance measures (“MPMs”) and enhanced requirements related to the aggregation and disaggregation of financial information.
Management is currently assessing the detailed implications of adopting IFRS 18 on the consolidated financial statements. Based on the preliminary assessment performed to date, management has identified the following impacts.
The adoption of IFRS 18 will change the presentation of the income statement, including the classification of income and expense items into new categories and the introduction of new subtotals and line items. Net income will remain unchanged.
IFRS 18 introduces disclosure requirements for MPMs, which are defined as subtotals of income and expenses that management uses in public communications outside of the financial statements to communicate an aspect of the financial performance of the Company as a whole. Management has performed an initial assessment of the performance measures currently used in communications outside of the financial statements and has determined that adjusted net income, EBITDA, and adjusted EBITDA meet the definition of an MPM.
From a statement of cash flows perspective, IFRS 18 will result in changes to the presentation of interest received and interest paid. Interest paid will be presented as financing cash flows and interest received as investing cash flows, representing a change from the current presentation within operating cash flows. In addition, IFRS 18 introduces operating profit as a new required subtotal on the statement of income, which will replace net income as the starting point for determining cash flows from operating activities.
The Company will adopt IFRS 18 as of its mandatory effective date of January 1, 2027. The standard will be applied retrospectively, and comparative information for the financial year ended December 31, 2026 will be restated in accordance with IFRS 18.
4.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these interim financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2025.
5.
ACQUISITIONS

On April 20, 2026, the Company announced that it had entered into definitive agreements to acquire certain properties in the Central Lapland Greenstone Belt of Northern Finland in three complementary transactions involving Rupert Resources Ltd., (“Rupert”) Aurion Resources Ltd. (“Aurion”) and FinGold Ventures Ltd. (“FinGold”) Collectively, these transactions resulted in the acquisition and consolidation of an approximately 2,492 km² land package, including the Ikkari gold project and a portfolio of exploration properties located near the Company’s Kittilä mine, significantly enhancing its regional development and exploration opportunities. The Company determined that each transaction represented an asset acquisition under IFRS Accounting Standards and, accordingly, allocated the purchase consideration to the assets acquired and liabilities assumed based on their relative fair values. Transaction costs of $14.8 million incurred in connection with the acquisitions were capitalized to mining properties and are excluded from the purchase price allocations presented below. Details of each transaction are provided below.
Acquisition of FinGold Ventures Ltd.
On April 22, 2026, the Company acquired B2Gold’s 70% interest of FinGold JV for cash consideration of $325.0 million. The aggregate purchase consideration for the 70% interest in the acquired assets, net of the assumed liabilities was as follows:
Cash	$325,000
Total purchase consideration	$325,000

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2026
5.
ACQUISITIONS (Continued)

The following table sets out the allocation of the purchase price to the assets acquired and liabilities assumed:
Cash and cash equivalents	$462
Other current assets	269
Property, plant and mine development	463,694
Accounts payable and accrued liabilities	(139)
Non-controlling interest	(139,286)
Total assets acquired, net of liabilities assumed	$325,000
Through the acquisition of Aurion, Agnico Eagle acquired the remaining 30% interest in FinGold, resulting in 100% ownership and elimination of the non-controlling interest as at June 15, 2026.
Acquisition of Aurion Resources Ltd.
On June 15, 2026, the Company acquired all of the outstanding common shares of Aurion (the “Aurion Shares”), other than the Aurion Shares then held by Agnico Eagle, by way of plan of arrangement (the “Aurion Transaction”). Pursuant to the Aurion Transaction, each Aurion Share was acquired for C$2.60 in cash.
The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is set out below:
Cash	$308,543
Fair value of previously held equity interest	30,720
Total purchase consideration	$339,263
The following table sets out the allocation of the purchase price to the assets acquired and liabilities assumed:
Cash and cash equivalents	$23,331
Other current assets	722
Property, plant and mine development	195,668
Investment in FinGold	139,286
Other non-current assets	742
Accounts payable and accrued liabilities	(20,486)
Total assets acquired, net of liabilities assumed	$339,263
Acquisition of Rupert Resources Ltd.
On June 16, 2026, the Company acquired all of the outstanding common shares of Rupert (the “Rupert Shares”), other than the Rupert Shares previously held by Agnico Eagle, by way of plan of arrangement (the “Rupert Transaction”). Pursuant to the Rupert Transaction, each Rupert Share was exchanged for: (i) 0.0401 of a common share of Agnico Eagle (“Agnico Shares”); and (ii) a contingent value right entitling the holder to receive up to C$3.00 per share upon the achievement of specified milestones related to Rupert’s properties. In connection with the transaction, the Company issued 8,224,116 Agnico Shares. Any future payments under the contingent value rights will be recognized as additions to the carrying value of the acquired mining properties when the applicable milestones are achieved and the related payment obligation arises.
The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is set out below:
Fair value of common shares issued	$1,434,367
Fair value of previously held equity interest	235,399
Cash	17,670
Total purchase consideration	$1,687,436

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2026
5.
ACQUISITIONS (Continued)

The following table sets out the allocation of the purchase price to the assets acquired and liabilities assumed:
Cash and cash equivalents	$31,361
Other current assets	12,732
Property, plant and mine development	1,654,512
Other non-current assets	14
Accounts payable and accrued liabilities	(3,126)
Reclamation provision	(8,057)
Total assets acquired, net of liabilities assumed	$1,687,436

6.
FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the interim financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and are unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.
During the three and six months ended June 30, 2026, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.
The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at June 30, 2026 using the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables (Note 7A)	$—	$20,149	$—	$20,149
Equity securities (FVOCI) (Note 9)	1,001,001	91,885	—	1,092,886
Share purchase warrants (FVPL) (Note 9)	—	68,673	—	68,673
Fair value of derivative financial instruments (Note 15)	—	3,525	—	3,525
Total financial assets	$1,001,001	$184,232	$—	$1,185,233
Financial liabilities:
Fair value of derivative financial instruments (Note 15)	—	89,101	—	89,101
Total financial liabilities	$—	$89,101	$—	$89,101
Valuation Techniques
There were no changes in the Company’s valuation processes, techniques or types of inputs used in the fair value measurements during the period.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2026
6.
FAIR VALUE MEASUREMENT (Continued)

Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value
Long-term debt is recorded on the interim financial statements at June 30, 2026 at amortized cost. The fair value of long-term debt is presented in Note 10 of these interim financial statements.
The San Nicolás liability, which represents the committed subscription proceeds for the San Nicolás project, is recorded on the interim financial statements at June 30, 2026 at amortized cost. The fair value of the San Nicolás liability is determined by discounting the minimum unavoidable obligation under the joint venture shareholders’ agreement between Agnico Eagle and Teck Resources Limited at a discount rate that reflects the Company’s credit rating. The fair value of the San Nicolás liability is not materially different from the carrying amount as the difference between the discount rate used at the initial recognition date and the current market rates at June 30, 2026 is not material.
Non-current loans receivable and other receivables are included in the other assets line item on the interim financial statements at amortized cost. The fair value of loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at June 30, 2026 (Note 7B).
7.
OTHER ASSETS

A)
Other Current Assets

	As at June 30, 2026	As at December 31, 2025
Federal, provincial and other sales taxes receivable	$165,966	$178,685
Prepaid expenses	157,310	140,040
Trade receivables	20,149	18,690
Short term investments	13,958	8,856
Other	75,220	48,360
Total other current assets	$432,603	$394,631

B)
Other Assets

	As at June 30, 2026	As at December 31, 2025
Non-current ore in stockpiles and on leach pads	$942,551	$871,803
Non-current prepaid expenses	40,338	43,346
Deferred income and mining tax asset	18,992	17,821
Non-current loans receivable	9,203	9,203
Investment in associate	189,878	7,086
Other	15,734	11,626
Total other assets	$1,216,696	$960,885
Investment in Associate
During the second quarter of 2026, the Company disposed of its 55.0% interest in Gunnarn Mining AB in exchange for cash consideration, common shares of Goldsky Resources Corp. (“Goldsky”) and a 2% net smelter return royalty on the Barsele project. Following the completion of the transaction, the Company held a 31.4% ownership interest in Goldsky. The Company concluded that it has significant influence over Goldsky and accounts for the investment using the equity method in accordance with IAS 28. As at June 30, 2026, the carrying value of the investment was $183.8 million.
8.
PROPERTY, PLANT AND MINE DEVELOPMENT

During the six months ended June 30, 2026, $3,804.9 million of additions (2025 — $1,408.9 million) were capitalized to property, plant and mine development. The additions for the six months ended June 30, 2026 include $2,328.7 million of property, plant and mine development capitalized through the Company’s acquisition of its Central Lapland properties (Note 5).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2026
8.
PROPERTY, PLANT AND MINE DEVELOPMENT (Continued)

Assets with a net book value of $18.0 million were disposed of by the Company during the six months ended June 30, 2026 (2025 — $14.8 million), resulting in a loss on disposal of $16.8 million (2025 — $12.1 million) which was recorded in the other income and expenses line item in the interim financial statements.
See Note 18 to these interim financial statements for capital commitments.
9.
INVESTMENTS

	As at June 30, 2026	As at December 31, 2025
Equity securities	$1,092,886	$1,423,499
Share purchase warrants	68,673	84,753
Total investments	$1,161,559	$1,508,252
During the three months ended June 30, 2026, the Company derecognized certain of its equity securities. During the three months ended June 30, 2026, a cumulative realized net gain of $255.6 million (net of tax) was transferred out of other reserves into retained earnings (Note 13).
10.
LONG-TERM DEBT

The following table sets out details of the Company’s long-term debt as at June 30, 2026 and December 31, 2025:
		As at June 30, 2026				As at December 31, 2025
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78% – 2.88%	$200,000	$(687)	$199,313	$181,477	$199,239	$182,924
Credit Facility	Variable	—	(2,488)	(2,488)	(2,488)	(2,968)	(2,968)
Total long-term debt		$200,000	$(3,175)	$196,825	$178,989	$196,271	$179,956
Credit Facility
There were no drawdowns or repayments of the Credit Facility during the six months ended June 30, 2026 or the six months ended June 30, 2025. As at June 30, 2026, $1,976.0 million was available for future drawdown under the Credit Facility (December 31, 2025 — $1,975.8 million). Credit Facility availability is reduced by outstanding letters of credit, which were $24.0 million as at June 30, 2026 (December 31, 2025 — $24.2 million).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2026
11.
EQUITY

Net Income Per Share
The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:
	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net income for the period	$1,600,453	$1,068,711	$3,295,914	$1,883,442
Add: Dilutive impact of cash settling LTIP	(4,539)	2,939	671	—
Net income for the period — diluted	1,595,914	1,071,650	3,296,585	1,883,442
Weighted average number of common shares outstanding — basic (in thousands)	501,659	502,579	500,950	502,489
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	576	1,026	622	677
Add: Dilutive impact of employee stock options	671	755	789	719
Weighted average number of common shares outstanding — diluted (in thousands)	502,906	504,360	502,361	503,885
Net income per share — basic	$3.19	$2.13	$6.58	$3.75
Net income per share — diluted	$3.17	$2.12	$6.56	$3.74
Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.
For the three and six months ended June 30, 2026 and June 30, 2025, no employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.
NCIB
In May 2026, the Company received approval from the TSX to renew its NCIB pursuant to which the Company may purchase up to a maximum of 5% of its issued and outstanding common shares. The Board has authorized the acquisition of an aggregate of $2.0 billion of its common shares under the NCIB. The Company intends to repurchase its common shares during the period commencing May 6, 2026 and ending May 5, 2027 through the facilities of the TSX, the NYSE or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB are cancelled.
The following table sets out activity with respect to the Company’s NCIB program:
	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Number of common shares repurchased	2,235,947	836,488	2,957,158	1,324,535
Cost of common shares repurchased	$399,942	$99,938	$549,723	$149,933
Number of common shares cancelled	2,235,947	928,475	2,957,158	1,324,535
Book value of cancelled shares	$84,258	$34,757	$111,378	$49,553

12.
STOCK-BASED COMPENSATION

During the six months ended June 30, 2026, the Company granted 347,595 stock options, 114,100 PSUs and 331,564 RSUs. The associated stock based compensation expense recognized in the interim financial statements was $5.9 million during the three months ended June 30, 2026 (2025 — $16.7 million) and $37.5 million during the six months ended June 30, 2026 (2025 — $43.1 million). Stock based compensation expense is included in general and administrative expenses and production costs, consistent with the classification of other elements of compensation expense for the applicable employees.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2026
12.
STOCK-BASED COMPENSATION (Continued)

The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:
	Six Months Ended June 30, 2026			Six Months Ended June 30, 2025
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	1,559,812	C$	89.13	2,125,773	C$	72.37
Granted	347,595		232.76	873,464		112.46
Exercised	(504,503)		89.95	(1,123,933)		77.76
Forfeited	(21,142)		131.91	(34,553)		91.18
Expired	—		—	(4,725)		73.23
Outstanding, end of period	1,381,762	C$	124.31	1,836,026	C$	87.79
Options exercisable, end of period	495,094	C$	102.00	521,253	C$	77.99
The average share price of Agnico Eagle’s common shares during the six months ended June 30, 2026 was C$270.67 (2025 — C$148.82).
Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:
	Six Months Ended June 30,
	2026	2025
Risk-free interest rate	2.46%	2.75%
Expected life of stock options (in years)	1.8	2.1
Expected volatility of Agnico Eagle’s share price	33.0%	29.0%
Expected dividend yield	0.9%	2.1%
The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.
13.
OTHER RESERVES

The following table sets out the movements in other reserves for the six months ended June 30, 2026 and June 30, 2025:
	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2024	$(35,011)	$(6,136)	$(41,147)
Net change in cash flow hedge reserve	—	588	588
Net change in fair value of equity securities	217,122	—	217,122
Balance at June 30, 2025	$182,111	$(5,548)	$176,563
Balance at December 31, 2025	$416,881	$(4,960)	$411,921
Net change in cash flow hedge reserve	—	588	588
Transfer of gain on equity securities to retained earnings, net of tax (Note 9)	(255,569)	—	(255,569)
Net change in fair value of equity securities	2,228	—	2,228
Balance at June 30, 2026	$163,540	$(4,372)	$159,168
The cash flow hedge reserve represents the settlement of an interest rate derivative related to the 2020 Notes. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the interim financial statements.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2026
14.
REVENUES FROM MINING OPERATIONS

The Company has recognized the following amounts relating to revenue in the interim financial statements:
	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenues from contracts with customers	$3,799,842	$2,812,391	$7,900,048	$5,278,846
Provisional pricing adjustments on concentrate sales	2,976	3,710	2,359	5,503
Total revenues from mining operations	$3,802,818	$2,816,101	$7,902,407	$5,284,349
The following table sets out the disaggregation of revenues by metal:
	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenues from contracts with customers:
Gold	$3,741,473	$2,780,517	$7,772,101	$5,215,096
Silver	36,861	20,101	85,851	37,462
Zinc	874	1,707	1,405	3,998
Copper	20,634	10,066	40,691	22,290
Total revenues from contracts with customers	$3,799,842	$2,812,391	$7,900,048	$5,278,846

15.
DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management
The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar, the Australian dollar, the Euro and the Mexican peso.
These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company’s production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.
As at June 30, 2026, the Company had outstanding derivative contracts related to $10,281.0 million of 2026, 2027 and 2028 expenditures (December 31, 2025 — $4,458.4 million). The Company recognized mark-to-market adjustments in the loss (gain) on derivative financial instruments line item in the interim financial statements. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.
The Company’s other foreign currency derivative strategies in 2026 and 2025 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for foreign currencies. The call option premiums were recognized in the loss (gain) on derivative financial instruments line item in the interim financial statements.
Commodity Price Risk Management
To mitigate the risks associated with fluctuating diesel fuel prices, the Company has historically used derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Canadian operations’ diesel fuel exposure. There were no derivative financial instruments outstanding as at June 30, 2026 relating to diesel fuel (as at December 31, 2025, there were derivatives outstanding related to 16.0 million gallons of diesel fuel).
Mark-to-market gains and losses related to diesel fuel derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2026
15.
DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The following table sets out a summary of the amounts recognized in the loss (gain) on derivative financial instruments line item in the interim financial statements.
	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Premiums realized on written foreign exchange call options	$(184)	$(23)	$(1,133)	$(854)
Unrealized loss (gain) on warrants	12,296	(7,263)	(6,693)	(61,431)
Realized (gain) loss on currency and commodity derivatives	(23,696)	700	(32,512)	17,960
Unrealized loss (gain) on currency and commodity derivatives	92,988	(118,678)	117,042	(149,798)
Loss (gain) on derivative financial instruments	$81,404	$(125,264)	$76,704	$(194,123)

16.
OTHER

Gain on Sale of Investments
Gain on sale of investments for the three and six months ended June 30, 2026 primarily reflect a gain of $153.7 million recognized on the disposition of the Company’s 55.0% interest in Gunnarn Mining AB, which held the Barsele project in Sweden.
Other Income and Expenses
The following table sets out amounts recognized in the other income and expenses line item in the interim financial statements:
	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Loss on disposal of property, plant and mine development (Note 8)	$6,597	$6,459	$16,836	$12,105
Interest income	(24,727)	(11,003)	(48,331)	(18,383)
Environmental remediation	9,104	14,234	23,074	21,964
Other	14,969	7,383	15,151	20,591
Total other income and expenses	$5,943	$17,073	$6,730	$36,277

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2026
17.
SEGMENTED INFORMATION

	Six Months Ended June 30, 2026
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde	$775,516	$(200,948)	$—	$574,568
Canadian Malartic	1,352,620	(256,134)	—	1,096,486
Goldex	305,473	(80,825)	—	224,648
Meliadine	894,482	(215,932)	—	678,550
Meadowbank	1,021,960	(333,256)	—	688,704
Kittila	515,690	(135,632)	—	380,058
Detour Lake	1,816,666	(322,000)	—	1,494,666
Macassa	600,917	(142,731)	—	458,186
Fosterville	388,327	(97,186)	—	291,141
Pinos Altos	231,032	(124,701)	—	106,331
Corporate and other(i)	(276)	—	—	(276)
Exploration	—	—	(114,087)	(114,087)
Segment totals	$7,902,407	$(1,909,345)	$(114,087)	$5,878,975
Total segments income				$5,878,975
Corporate and other:
Amortization of property, plant and mine development				(843,522)
General and administrative				(135,798)
Finance costs				(31,795)
Loss on derivative financial instruments				(76,704)
Foreign exchange translation				(19,395)
Care and maintenance				(37,871)
Gain on sale of investments				155,319
Other income and expenses				(6,730)
Income before income and mining taxes				$4,882,479

Note:
(i)
Relates to revenues and production costs from non-operating minesites.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2026
17.
SEGMENTED INFORMATION (Continued)

	Six Months Ended June 30, 2025
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde	$590,160	$(170,378)	$—	$419,782
Canadian Malartic	919,264	(234,672)	—	684,592
Goldex	211,249	(72,346)	—	138,903
Meliadine	612,806	(196,915)	—	415,891
Meadowbank	739,800	(233,006)	—	506,794
Kittila	329,030	(110,897)	—	218,133
Detour Lake	989,060	(276,276)	—	712,784
Macassa	495,893	(98,092)	—	397,801
Fosterville	263,674	(71,058)	—	192,616
Pinos Altos	133,413	(93,280)	—	40,133
Exploration	—	—	(93,905)	(93,905)
Segment totals	$5,284,349	$(1,556,920)	$(93,905)	$3,633,524
Total segments income				$3,633,524
Corporate and other:
Amortization of property, plant and mine development				(793,756)
General and administrative				(118,599)
Finance costs				(49,873)
Gain on derivative financial instruments				194,123
Foreign exchange translation				11,631
Care and maintenance				(29,583)
Other income and expenses				(36,277)
Income before income and mining taxes				$2,811,190

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2026
17.
SEGMENTED INFORMATION (Continued)

The following table sets out total assets by segment:
	Total Assets as at
	June 30, 2026	December 31, 2025
LaRonde	$1,305,689	$1,265,895
Canadian Malartic	7,085,748	7,025,277
Goldex	491,082	468,050
Meliadine	2,216,490	2,276,714
Meadowbank	1,539,491	1,567,865
Kittila	2,038,885	1,545,658
Detour Lake	10,430,075	10,201,708
Macassa	1,953,618	1,896,086
Fosterville	1,183,308	1,236,700
Pinos Altos	484,377	436,744
La India	71,644	85,100
Exploration	4,745,185	1,968,494
Corporate and other	4,249,451	4,497,000
Total assets	$37,795,043	$34,471,291

18.
COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at June 30, 2026, the total amount of these guarantees was $1,189.0 million (December 31, 2025 — $1,338.5 million).
As at June 30, 2026, the Company had $542.9 million (December 31, 2025 — $294.8 million) of commitments related to capital expenditures and $290.0 million (December 31, 2025 — $290.0 million) of committed subscription proceeds related to San Nicolás.
19.
SUBSEQUENT EVENTS

Dividends Declared
On July 29, 2026, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.45 per common share (a total value of approximately $227.9 million), payable on September 15, 2026 to holders of record of the common shares of the Company on September 1, 2026.